[HEARTLAND PAYMENT SYSTEMS LETTERHEAD]

July 10, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Kathleen Collins

Re:	Heartland Payment Systems, Inc.

Amendment No. 2 to Form 10-K for the Fiscal Year Ended

December 31, 2008

Filed May 11, 2009

Form 10-Q for the Quarterly Period Ended March 31, 2009

Filed May 11, 2009

Form 8-K filed May 7, 2009

File No. 001-32594

Dear Ms. Collins:

We are providing you with Heartland Payment Systems, Inc.’s (the “Company”) responses to the written comments received from the Staff of the Commission (the “Staff”) by letter dated June 2, 2009 (the “Comment Letter”) relating to the Company’s Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2008 (“Amendment No. 2”), Form 10-Q for the Quarterly Period Ended March 31, 2009 (the “Form 10-Q”) and the Form 8-K filed May 7, 2009 (the “Form 8-K”).

The Executive Compensation section included in the Company’s Proxy Statement on Schedule 14A for its 2009 Annual Meeting of Stockholders (the “Proxy CD&A”), which was filed with the Commission and first mailed to stockholders on or about July 6, 2009, included revisions to the Compensation section of Amendment No. 2 which updated certain information and responded to the Staff’s Comment Letter. The Company’s responses to the Staff’s Comment Letter are set forth below. For convenience, a copy of the Proxy CD&A and a copy of the Proxy CD&A marked to show changes from the Compensation Discussion and Analysis section of the Executive Compensation section of Amendment No. 2 are attached hereto as Exhibit A and Exhibit B, respectfully. Additionally, please note that the Company is filing Amendment No. 3 to its Form 10-K for the Fiscal Year Ended December 31, 2008 (“Amendment No. 3”) to reflect the revisions to the Executive Compensation section referred to herein and to include the exhibits to the Company’s Amended and Restated Credit Agreement with JP Morgan Chase. The Staff’s Comments are reprinted below followed by the Company’s responses.

July 10, 2009

Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation

Compensation Discussion and Analysis, page 118

General

1.	Item 402(b)(2)(v)-(vii) of Regulation S-K requires disclosure of the specific items of corporate and individual performance that are taken into consideration in setting compensation policies and making compensation decisions, and how specific forms of compensation are structured and implemented to reflect these performance items. It appears from your disclosure that certain individual and corporate performance targets were material to the company’s executive compensation policies and decision-making processes for fiscal 2008, but you have not provided appropriate qualitative and/or quantitative disclosure with respect to all such performance-related factors. Examples of referenced performance targets for which additional disclosure appears to be required include the following:

•	Each “executive’s performance within specific areas of accountability” upon which wage increases are based; and

•	The company’s “financial operating performance and the executive’s individual results” upon which actual cash incentive bonuses are based.

In your response letter, please provide appropriate qualitative and/or quantitative descriptions of these and any other performance-related factors that were material to the company’s executive compensation policies and decision-making processes for fiscal 2008, to the extent not previously disclosed. Provide conforming disclosure, where applicable, in future filings. Alternatively, please advise why you believe such disclosure is not required.

The Company has provided appropriate qualitative and quantitative descriptions of the specific items of corporate and individual performance that were material to the Company’s executive compensation policies and decision-making processes for fiscal 2008 in the Proxy CD&A. Please see the Company’s revised disclosure in the “Determining Executive Compensation” subsection of the Proxy CD&A.

2.	Further to the above comment, in the event that you rely on Instruction 4 to Item 402(b) of Regulation S-K to omit disclosure of target levels with respect to certain performance-related factor(s), please advise in your response letter

July 10, 2009

which target level(s) you have omitted on this basis and confirm that in each such instance you have a competitive harm analysis that supports your reliance on that instruction. Note that Instruction 4 requires a discussion of the level of difficulty of achieving the omitted target levels or other performance-related factors.

The Company has provided the target levels with respect to certain of its performance-related factors in the Proxy CD&A. Please see the Company’s revised disclosure in the “Wages” and “Annual Performance-Based Compensation” subsections of the “Determining Executive Compensation” subsection of the Proxy CD&A.

Determining Executive Compensation, page 120

3.	You disclose that your compensation consultant, FW Cook, compared Heartland’s compensation levels and practices for fiscal 2008 to those of a peer group of companies, but you also state that this “market analysis was not a significant factor in setting compensation amounts for [y]our named executive officers in 2008 or creating incentive designs.” It is unclear from this disclosure how the company and its compensation consultant utilized the compensation data collected from the peer group companies in setting compensation policies and making specific compensation decisions. In your response letter and in future filings, if applicable, please provide a meaningful explanation of the relationship between the data obtained in your peer group analysis and your actual compensation policies and decisions.

The Company has provided a meaningful explanation of the relationship between the data obtained in its peer group analysis and its actual compensation policies and decisions in the Proxy CD&A. Please see the Company’s revised disclosure in the “Determining Executive Compensation” subsection and the “New Executive Officer Compensation Arrangements in 2009” subsection of the Proxy CD&A.

4.	In addition, please clarify the meaning of the following disclosure relating to your compensation practices as compared to those of the peer group: “In general, peer group comparisons showed that annual compensation for our named executive officers was below the median relative to the peer group.” For example, clarify whether this statement refers to the annual compensation for your named executive officers in the aggregate or on an individual basis, and indicate the extent to which compensation for your named executive officers fell below the median. Please provide conforming disclosure, to the extent applicable, in future filings.

The Company has indicated the extent to which compensation for its named executive officers fell below the median relative to its peer group in the Proxy CD&A. Please see the Company’s revised disclosure in the “Determining Executive Compensation” subsection and the “New Executive Officer Compensation Arrangements in 2009” subsection of the Proxy CD&A.

July 10, 2009

Wages, page 120

5.	We note the significant wage increase for Messrs. Carr, Baldwin and Kallenbach for fiscal 2008 and your general disclosure of the factors considered in determining wage increases. In your response letter, please identify with more specificity the factors that were considered in increasing the wages of these named executive officers, and explain more clearly how the compensation committee determined the amount of wages paid to your named executive officers for fiscal 2008. See Item 402(b)(1)(v) and Item 402(b)(2)(ix) of Regulation S-K. Please provide conforming disclosure, to the extent applicable, in future filings.

The Company has identified with more specificity the factors that were considered in increasing the wages of Messrs. Carr, Baldwin and Kallenbach and explained more clearly how the compensation committee determined the amount of wages paid to its named executive officers in the Proxy CD&A. Please see the Company’s revised disclosure in the “Wages” subsection of the “Determining Executive Compensation” subsection of the Proxy CD&A and the “New Executive Officer Compensation Arrangements in 2009” subsection of the Proxy CD&A.

Exhibits

6.	We refer to your Amended and Restated Credit Agreement with JPMorgan Chase that is incorporated by reference as Exhibit 10.43 to your amended Form 10-K. The version of this agreement filed as Exhibit 10.1 to your Form 8-K filed on June 4, 2008, appears to omit several exhibits. Specifically, Exhibits D through H are listed as exhibits on page iii of the Amended and Restated Credit Agreement but are not contained in the version filed on EDGAR. We note also that Exhibit C to the agreement is blank other than the title in the version filed on EDGAR. In general, complete exhibits (including attachments and schedules) are required to be filed, unless the exhibit is filed pursuant to Item 601(b)(2) of Regulation S-K. Please advise.

The Company intends to re-file Exhibit 10.43 in Amendment No. 3, which will include the Amended and Restated Credit Agreement with JPMorgan Chase and all of such Credit Agreement’s attachments and Schedules, including Exhibits C through H.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 47

7.	We note your disclosure that your chief executive officer and chief financial officer have evaluated the effectiveness of your disclosure controls and procedures and concluded that “as of the end of the period covered by this report, the

July 10, 2009

Company’s disclosure controls and procedures were effective and provided reasonable assurance that the information required to be disclosed by the Company in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.” In your response letter, please confirm, if true, that your officers evaluated and concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. In future filings, to the extent you include a definition of disclosure controls and procedures, please include the entire definition as set forth in Rule 13a-15(e) under the Exchange Act.

The Company confirms that its officers evaluated and concluded that as of March 31, 2009, its disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports it filed or submitted under the Exchange Act was accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

In future filings, the Company will include the entire definition of disclosure controls and procedures as set forth in Rule 13a-15(e) under the Exchange Act. For your convenience, the following is the revised language of the first paragraph of Item 4, Controls and Procedures, Evaluation of Disclosure Controls and Procedures that the Company intends to include in its future filings:

“Under the supervision and with the participation of the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), the Company evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based upon that evaluation, the CEO and CFO concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective and provided reasonable assurance that the information required to be disclosed by the Company in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and are designed to ensure that information required to be disclosed in those reports is accumulated and communicated to management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.”

Form 8-K filed May 7, 2009

8.	We note your use of non-GAAP measures in the Form 8-K noted above which excludes certain costs and expenses related to the processing system intrusion. Tell us how you considered Question 8 of Frequently Asked Questions

July 10, 2009

Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures since your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad.

In consideration of Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, the Company intends to further enhance its disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of its non-GAAP financial measures in its future filings with the Commission. For your convenience, the Company intends to use substantially the following disclosure (updated to reflect the then-current facts) in its future filings when and if using non-GAAP measures relating to the criminal breach of its payment systems environment, which is marked against the original disclosure presented on pages 2 and 3 of Exhibit 99.1 to the Form 8-K:

Reconciliation of Non-GAAP Financial Measures And Regulation G Disclosure

To supplement its consolidated financial statements presented in accordance with accounting principles generally accepted in the United States (“GAAP”), the Company provides additional measures of its operating results, namely net income and earnings per share, which exclude certain costs and expenses related to the criminal breach of its payment systems environment (the “Processing System Intrusion”). These measures meet the definition of a non-GAAP financial measure. The Company believes that application of these non-GAAP financial measures is appropriate to enhance understanding of its historical performance as well as prospects for its future performance.

July 10, 2009

Use and Economic Substance of the Non-GAAP Financial Measures—Management uses these non-GAAP measures to evaluate performance period over period, to analyze the underlying trends in the Company’s business, to assess its on-going operating performance relative to its competitors, and to establish operational goals and forecasts. Costs and expenses related to the Processing System Intrusion are not indicative of the Company’s on-going operating performance and are therefore excluded by management in assessing the Company’s operating performance, as well as from the measures used for making operating decisions, although in making operating decisions management is mindful of its need to utilize cash to pay for the costs and expenses relating to the Processing System Intrusion.

The following is an explanation of the adjustments that management excluded as part of its non-GAAP measures for the three months ended March 31, 2009:

Provision for Processing System Intrusion—On January 20, 2009, the Company publicly announced the discovery of the Processing System Intrusion. For the three months ended March 31, 2009, the Company recorded various expenses and accruals totaling $12.6 million, or about $0.20 per share, associated with the Processing System Intrusion. The majority of these charges relate to a fine imposed by MasterCard in April 2009 due to the Company allegedly not taking appropriate action subsequent to learning of the possibility of the Processing System Intrusion. The Company believes that it responded appropriately to all information that it learned regarding the possibility of a system breach and that, upon discovering the intrusion, it took immediate and extraordinary action to address the intrusion. Moreover, the Company believes that throughout the events of 2008 and 2009 it has fully cooperated with MasterCard’s investigation of first the suspicion, and later the fact, that an intrusion had occurred. The Company, therefore, considers the MasterCard fine to be in direct violation of both the MasterCard rules and applicable law, and intends and is prepared to vigorously contest (and it has recommended to its sponsor banks that they vigorously contest) through all available means, including litigation if necessary, any liability that may be asserted or imposed against the Company or its sponsor banks by reason of that fine. Additional fines were assessed by Visa against our sponsor banks, which fines our sponsor banks are contesting. The accrual of these fines resulted in the Company recording a $7.7 million reserve for Processing System Intrusion at March 31, 2009.

The remainder of the expenses and accruals related to the Processing System Intrusion recorded in the three months ended March 31, 2009 were primarily for legal fees and costs we incurred for investigations, remedial actions and crisis management services.

While the Company has determined that the Processing System Intrusion has triggered other loss contingencies, to date an unfavorable outcome is not believed by it to be probable on those claims that are pending or have been threatened against it, or that the Company considers to be probable of assertion against it, and the Company does not have sufficient information to reasonably

July 10, 2009

estimate the loss it would incur in the event of an unfavorable outcome on any such claim. Therefore, in accordance with SFAS No. 5, “Accounting for Contingencies,” no reserve/liability has been recorded as of March 31, 2009 with respect to any such claim, except for fines actually assessed by MasterCard and Visa. As more information becomes available, if the Company should determine that an unfavorable outcome is probable on such a claim and that the amount of such probable loss that it will incur on that claim is reasonably estimable, it will record a reserve for the claim in question. If and when, the Company records such a reserve, it could be material and could adversely impact its results of operations, financial condition and cash flow. [Note to Staff: At such time as the Company determines that it has information sufficient to enable it to establish a reserve/liability for such claim this disclosure will be revised in the Company’s future filings with the SEC to describe such reserve/liability and the amount thereof.]

Additional costs the Company expects to incur for investigations, remedial actions, legal fees, and crisis management services related to the Processing System Intrusion will be recognized as incurred. Such costs are expected to be material and could adversely impact the Company’s results of operations, financial condition and cash flow.

Material Limitations Associated with the Use of Non-GAAP Financial Measures—Non-GAAP net income and non-GAAP earnings per share that exclude the impact of the Provision for Processing System Intrusion may have limitations as analytical tools, and these non-GAAP measures should not be considered in isolation from or as a replacement for GAAP financial measures, and should be considered only as supplemental to the Company’s GAAP financial measures. Some of the limitations associated with the use of these non-GAAP financial measures are:

•

Processing System Intrusion costs and expenses that are excluded from non-GAAP net income and non-GAAP earnings per share can have a material impact on cash flows, GAAP net income and GAAP earnings per share.

•

Other companies may calculate non-GAAP net income and non-GAAP earnings per share that exclude the impact of similar costs and expenses differently than the Company does, limiting the usefulness of those measures for comparative purposes.

Usefulness of Non-GAAP Financial Measures to Investors—The Company believes that presenting non-GAAP net income and non-GAAP earnings per share that exclude the impact of the Provision for Processing System Intrusion in addition to the related GAAP measures provides investors greater transparency to the information used by the Company’s management for its financial and operational decision-making and allows investors to see the Company’s results through the eyes of management. Additionally, the Company believes that the inclusion of these non-GAAP financial measures provides enhanced comparability in its financial reporting. The Company further believes that providing this information better enables its investors to understand the Company’s operating performance and underlying business fundamentals, and to evaluate the methodology used by management to evaluate and measure such performance.

July 10, 2009

This press release contains non-GAAP financial measures within the meaning of Regulation G promulgated by the Securities and Exchange Commission. Pursuant to Regulation G, a reconciliation of these non-GAAP financial measures with the comparable financial measures calculated in accordance with GAAP for the three months ended March 31, 2009 follows (In thousands, except per share):

Net income (loss) attributable to Heartland
Non-GAAP—Adjusted net income attributable to Heartland	$5,384

Less adjustments:
Provision for processing system intrusion	12,590
Income tax benefit of provision for processing system intrusion	(4,751)

After-tax provision for processing system intrusion	7,839

GAAP—Net income (loss) attributable to Heartland	$(2,455)

Diluted earnings(loss) per share
Non-GAAP—Adjusted net income per diluted share	$0.14
Less: provision for processing system intrusion	$(0.20)

GAAP—Net income (loss) per diluted share	$(0.06)

Shares used in computing diluted earnings per share	37,842

July 10, 2009

Additionally, the Company hereby advises the Staff that, pursuant to the requirements of Rule 14a-16 of the Exchange Act, it included the Notice of Internet Availability of Proxy Materials attached hereto as Exhibit C in the proxy materials mailed to stockholders for its 2009 Annual Meeting of Stockholders.

We thank the Staff for its courtesies. If the Staff needs any additional information or has any further questions, please do not hesitate to contact Kevin Collins of Goodwin Procter LLP, counsel to the Company, at (212) 813-8809 or Jason Casella of Goodwin Procter LLP at (212) 459-7025.

Sincerely,

Heartland Payment Systems, Inc.

By:	/s/ Robert H.B. Baldwin, Jr.
Name:	Robert H.B. Baldwin, Jr.
Title:	President and CFO

cc:	Patrick Gilmore
Mark Shuman
Katherine Wray

EXHIBIT A

PROXY CD&A

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

This compensation discussion and analysis discusses the principles and objectives underlying our executive compensation policies and the most significant factors relevant to an analysis of these policies and provides information about the fiscal year 2008 compensation programs for our named executive officers as well as information concerning new executive officer compensation arrangements approved in 2009.

Compensation Objectives

The primary objective of our compensation program is to provide our named executive officers with strong incentives to drive our growth and profitability, while achieving a successful balance between near-term performance and our long-term success. The Board of Directors and the Compensation Committee observe that while our stock price is not controllable by our management, an incentive structure that encourages superior short-term performance (relative to the industry, and the overall equity market) while also focusing attention on building for long-term growth is most likely to result in our stock outperforming the broad equity markets, such as the Dow Jones Industrial Average and the S&P 500 over both the near- and long-term. Ultimately, it is that outperformance of the stock (measured as the total return, inclusive of dividends) that is most important to our stockholders and the compensation objectives are thus intended to focus management on that outcome.

The compensation program adopted by the Board of Directors and the Compensation Committee is designed to align individual compensation with our growth and profitability, our near-term performance relative to our industry, our long term success in creating stockholder value, the market for our executive talent and the market for securities investment. This is done using a mix of “at risk” annual short-term incentive cash compensation, balanced by performance-based long-term equity incentives.

The factors we consider in setting executive compensation levels are:

1.	Performance (short-term and long-term results against our budgets and established performance objectives);

2.	Overall cost (relative to budget and our overall financial position);

3.	Relative internal value of positions;

4.	Retention factors;

5.	Regulatory guidelines (for example, Internal Revenue Code Section 162(m)); and

6.	Compensation data regarding an executive’s historical compensation compared to selected comparable companies.

Elements of Compensation

The elements of our compensation program include the following:

•	wages (salary);

•	annual performance-based incentive cash compensation;

•	stock incentive programs (stock options, restricted stock units, etc.); and

•	severance arrangements.

We choose to pay each element, in large part, for the following reasons:

•	Wages: Salary provides guaranteed cash compensation to secure the services of our executive talent.

•

Annual Performance-Based Compensation: Our named executive officers are eligible to receive annual performance-based cash compensation in order to reward and incentivize the short-term financial and operating performance of the Company. Such rewards may be unrelated to share price performance for the applicable period (either absolute or relative), because the equity markets’ performance on a short-term basis can diverge significantly from our actual financial and operating performance.

•

Stock Incentive Programs: Providing named executive officers with the opportunity to create significant wealth through stock ownership is viewed as a powerful tool to attract and retain highly qualified executives, to achieve strong long-term stock price performance and to help align our executives’ interests with our stockholders’ interests.

•

Severance: Named executive officers were provided with severance packages in consideration for delivering to us a non-competition/non-solicitation agreement. We believe the severance package enhances the enforceability of the non-competition/non-solicitation agreement. The Board of Directors believes that such agreements serve to reduce the likelihood that competitors will seek to hire our named executive officers who have significant knowledge about our operations and short- and long-term strategies. New named executive officers may be offered a severance package to the extent that it is a necessary part of the employment offer, recognizing that the new executive is joining a team with members who have such a package. In addition, we believe the severance arrangements provide a valuable retention tool for our named executive officers.

•

Other Benefits: Named executive officers do not participate in any retirement or pension plan other than our standard 401(k) plan because participation in the long-term appreciation in the value of our stock is expected to provide significant retirement value if we perform. Named executive officers also participate in various medical, dental, life, and disability programs offered by the Company to employees at large.

Determining Executive Compensation

It is the responsibility of the Compensation Committee to administer our compensation programs and practices to ensure that they are in line with our compensation objectives. For the fiscal year 2008 and again in fiscal year 2009, the Compensation Committee engaged the services of an independent compensation consulting firm, Frederic W. Cook & Co., Inc. (“FW Cook”) to review our compensation structure. FW Cook reports to the Compensation Committee and does not perform any other work for the Company besides advising on executive compensation matters. The Compensation Committee, with FW Cook, developed a peer group of companies, identifying other publicly-traded U.S.-based companies in the “Software and Services” S&P GICS group with a similar size and market value. Based on these objective factors, the peer group of companies used for fiscal year 2008 market comparisons were:

ACI Worldwide	Acxiom	Convergys

CSG Systems	Cybersource	DealerTrak Holdings

Efunds	Euronet Worldwide	Global Cash Access

Global Payments	Jack Henry	Mantech International

Maximus	Moneygram International	Sykes Enterprises

TSS	Ultimate Software	Verifone Holdings

Wright Express

While we do not directly benchmark our named executive officers’ compensation to the compensation of our peers’ executives, FW Cook’s comparisons and analysis served as a reference point both to examine compensation for 2008 and on which to base changes to compensation figures and programs in 2008 and 2009. In general, peer group comparisons showed that total annual cash compensation for each of Robert O. Carr, our Chairman and Chief Executive Officer, and Robert H.B. Baldwin, Jr., our President and Chief Financial Officer, as compared to the executive officers of our peer companies with similar titles and/or job responsibilities was below the median. The findings of the study are set forth in the table below:

Heartland Payment Systems						Peer Group						Percentage Heartland Payment Systems Executives’ 2008 Target Compensation Below the Median
Executive	2008 Actual Wages	2008 Target Bonus		2008 Target Cash Compens- ation		2008 Median Salary		2008 Target Bonus		2008 Target Cash Compen- sation
Robert O. Carr	$450,000	$225,000		$675,000		$550,000		90.0%		$1,040,000		(35.1)%
Robert H.B. Baldwin, Jr.	$350,000	$175,000		$525,000		$412,000		65.0%		$760,000		(30.9)%
Charles H.N. Kallenbach	$250,000	$125,000		$375,000		(b	)	(b	)	(b	)	(b	)
Sanford C. Brown	$308,558	(a	)	(a	)	(b	)	(b	)	(b	)	(b	)
Thomas M. Sheridan	$232,320	$58,080		$290,000		(b	)	(b	)	(b	)	(b	)

(a)	Mr. Brown’s wages were commission-based for 2008.
(b)	Not included in 2008 study.

The following are the elements of 2008 compensation as set by the Compensation Committee:

Wages: Wages for our named executive officers are generally based on the executive’s specific areas of accountability as well as market competitiveness and budget considerations. Robert O. Carr, our Chairman and Chief Executive Officer, and Robert H.B. Baldwin, Jr., our President and Chief Financial Officer are each accountable for the financial performance of the entire Company. Charles H.N. Kallenbach, our General Counsel, Chief Legal Officer and Secretary, is accountable for our compliance with regulatory requirements and legal affairs. Sanford C. Brown, our Chief Sales Officer, is accountable for the Company’s sales and sales force. Mr. Brown’s 2008 wages were determined as a factor of growth in our installed margin, which is defined as estimated net revenues of installed merchants less processing and servicing costs. Installed margin is the measure by which we evaluate our sales performance. Thomas M. Sheridan, our Chief Portfolio Officer, is accountable for the oversight of the performance of our merchant portfolios. Executive officer wages are set at levels that are proportionately higher than other managers in our Company to recognize their greater role in our success and additional roles and managerial responsibilities. Our Chief Executive Officer, Robert O. Carr, annually reviews the responsibility and performance of the named executive officers that report to him and also recommends the wages and annual cash bonuses for the named executive officers, except for himself, to the Compensation Committee. The Compensation Committee reviews those recommendations and, with any modifications it considers appropriate, approves the wages and annual cash bonuses. The Compensation Committee independently assesses the responsibility and performance of our Chief Executive Officer and sets his wages and annual cash bonus.

In 2008, and based on FW Cook’s analysis of peer group executive compensation, we began to raise base salaries for Mr. Carr and Mr. Baldwin towards, but still lower than, the median level as compared to executives of our peer companies with similar titles and/or job responsibilities. In recognition of Mr. Kallenbach’s effectiveness as our General Counsel, and the increasing importance of that role in our success, Mr. Kallenbach received a salary increase in 2008. While the base salary increases for Mr. Carr and Mr. Baldwin were designed to raise their base compensation toward the peer group median, the actual amount of the increase for each of Mr. Carr and Mr. Baldwin and to our other named executive officers was determined in the discretion of the Compensation Committee, considering various other factors, including affordability within our budgets and business plans, an executive’s experience and responsibilities, individual performance evaluations, and our Chief Executive Officer’s recommendations (except for his own base salary). For the 2008 fiscal year, the Compensation Committee approved wage increases for our named executive officers as set forth in the table below:

Annual Wages

Executive	2007 Actual Wages	2008 Actual Wages	2008 Percent Increase
Robert O. Carr	$350,000	$450,000	28.6%
Robert H.B. Baldwin, Jr.	$276,056	$350,000	26.8%
Charles H.N. Kallenbach	$190,000	$250,000	31.6%
Sanford C. Brown	$476,425	$308,558	(35.2	)%(a)
Thomas M. Sheridan	$225,896	$232,320	2.8%

(a)	Mr. Brown’s wages were commission-based for 2007 and for 2008.

Annual Performance-Based Compensation: We believe that some portion of annual cash compensation for our named executive officers should be “at risk,” i.e. contingent upon successful company and individual performance. Therefore, annual performance-based compensation for named executive officers is tied to overall company performance, extraordinary individual performance, or both. For all of our named executive officers, the target bonus is set at 35-50% of their annual wages, and the actual pay-out is determined in the discretion of our Chief Executive Officer, except with respect to his own compensation, and the Compensation Committee based on our financial operating performance and the executive’s individual results.

Historically, in determining bonus awards for our executives, our Chief Executive Officer and the Compensation Committee review various financial performance measurements in relation to the applicable annual budget for such measurements. Specific measurements used to examine performance may include (i) revenues, (ii) expenses, (iii) operating income and (iv) net income. This review is performed with reference to the applicable budget or budgets for each executive – i.e., the executive’s individual budget, the budget for the executive’s particular business unit, the budget for the business unit or units that report to the executive and/or the Company-wide budget. While specific targets are not set for these performance measures, the Chief Executive Officer and the Compensation Committee will typically require actual performance for a fiscal year to meet budget for the measurements listed above in order to pay bonuses at target levels.

With respect to our Chief Sales Officer, Sanford C. Brown, cash compensation is determined based on our sales and is paid in the form of commission-based wages. For additional information, see the discussion of “Wages” above.

Additionally, when determining executive bonuses, our Chief Executive Officer and the Compensation Committee also consider individual factors, such as an executive’s performance reviews, sales results, individual contributions towards meeting collective performance goals, as well as more subjective factors such as exhibited leadership, client relationship development, internal development, effectiveness at mitigating adverse developments and macro-economic and prevailing market factors. Ultimately, the amount of an executive’s bonus (and whether the executive receives a bonus for a particular fiscal year) is determined in the discretion of the Chief Executive Officer, subject to final determination by the Compensation Committee, and, with respect to the Chief Executive Officer’s bonus, is determined in the discretion of the Compensation Committee.

The relevant budgets and performance measures considered to determine bonuses for our named executive officers are set forth in the table below:

Executive	Reference Budget(s)	Performance Measure(s)
Robert O. Carr	Company-wide	Revenues, expenses, operating income, net income
Robert H.B. Baldwin, Jr.	Company-wide	Revenues, expenses, operating income, net income
Charles H.N. Kallenbach	Legal	Expenses, transaction and litigation outcomes
Sanford C. Brown	N/A	Mr. Brown’s cash compensation is in the form of commission-based wages
Thomas M. Sheridan	Merchant portfolios	Repricing of merchant accounts and managing card processing results

When we set the 2008 goals, we considered them to be ambitious, but attainable and designed to cause incentive payments to reflect meaningful performance requirements. Exceptional performance may result in payment of an annual bonus to an executive that exceeds the executive’s target. In 2008, actual performance results for net revenue exceeded budget, but operating income and net income on a Company-wide basis did not meet budgeted expectations. Our performance relative to the targeted performance levels described was approximately +4.4% for net revenue, (12.3)% for operating income and (7.7)% for net income. The Compensation Committee, however, determined that these results were primarily due to factors and circumstances outside of our executive officers’ control. Particularly, the extent of the significant downturn in macro-economic conditions in the United States that occurred in 2008 was not foreseeable at the time 2008 budgets were prepared and approved. These negative macro-economic and prevailing market conditions negatively impacted our performance for 2008. Furthermore, at the time bonuses for 2008 were determined in 2009, the intrusion of our processing system had been discovered and publicly announced. The intrusion added to the uncertainty regarding our future performance and financial condition caused by the ongoing negative economic conditions. At such time, the Compensation Committee determined that extraordinary efforts and commitment would be required from our executives to deal with the issues raised by the processing system intrusion. In light of these circumstances, and in order to reward our executives for their continued commitment to our Company in uncertain conditions, to incentivize future performance and to help retain valuable executives at a time when we placed an emphasis on consistency and institutional stability, the Compensation Committee determined to pay bonuses to our named executive officers at target levels, notwithstanding our performance for 2008.

The table below sets forth the target bonus and 2008 annual performance-based compensation earned by each named executive officer. Annual bonuses were paid in the form of cash during 2008.

Annual Incentive Bonus Information as of December 31, 2008

Executive	2007 Target Bonus		2007 Bonus		2008 Target Bonus		2008 Bonus
Robert O. Carr	$175,000		$109,197		$225,000		$225,000
Robert H.B. Baldwin, Jr.	$138,028		$81,117		$175,000		$175,000
Charles H.N. Kallenbach	$95,000		$95,000		$125,000		$125,000
Sanford C. Brown	(a	)	(a	)	(a	)	(a	)
Thomas M. Sheridan	$112,948		$36,532		$58,080		$58,080

(a)	Mr. Brown’s compensation was commission based for 2007 and for 2008 and therefore all of his cash compensation with respect to 2007 and 2008 is set forth within the table titled “Annual Wages,” above.

Stock Incentive Programs: Equity based compensation is an integral part of our overall compensation program. We believe that stock options and restricted stock units effectively focus our executives on increasing long-term value to our stockholders, help to build real ownership, and provide employment retention. These stock-based incentives, which in recent years have consisted solely of stock option and restricted stock unit grants, are based on various factors primarily relating to the responsibilities of the individual officer or employee, his or her past performance, anticipated future contributions and prior option grants. In general, the Compensation Committee bases its decisions to grant stock-based incentives on recommendations of our Chief Executive Officer and the Compensation Committee’s analysis of relevant compensation information, with the intention of keeping the executives’ overall compensation, including the equity component of that compensation, at a competitive level in line with our budgets for the executive’s position and reflective of the executive’s contribution to the Company’s performance. The Compensation Committee also considers the number of shares of common stock outstanding, the number of shares of common stock authorized for issuance under its equity compensation plans, the number and value at various stock prices of options and shares held by the executive officer for whom an award is being considered and the other elements of the officer’s compensation, as well as our compensation objectives and policies described above. As with the determination of base salaries and annual performance-based compensation, the Compensation Committee exercises subjective judgment and discretion after taking into account the above criteria.

Awards to named executive officers pursuant to the 2008 Equity Incentive Plan are generally made annually and the grant is usually made on the second full trading day after the most recent financial results are announced, with the price of the grant set as of the close of trading on that second day. Other than the 2008 performance-based stock options described below, Sanford Brown was the only named executive officer to receive an option award in fiscal 2008.

2008 Performance-Based Stock Options. In the third quarter of 2008, our Board of Directors approved a performance-based stock option program under our 2008 Equity Incentive Plan. The purpose of this award was to reward long-term operating success and also the subsequent increase in stockholder value that we expected such performance would create. Under this program, we granted 2.5 million performance-based stock options to our employees, of which an aggregate of 1.375 million were granted to our named executive officers. These stock options were granted to those employees who the Board of Directors determined could have a significant impact on successfully integrating the Network Services business, which we acquired in May 2008, and effectively executing our growth plan. These stock options have a five-year term and will vest in equal amounts in 2011, 2012 and 2013 only if as of the vesting date or over the term of the stock options, both of the following performance conditions are achieved:

•	Consolidated net revenue grows at a compound annual rate of at least 15%; and

•	Fully diluted EPS grows at a compound annual rate of at least 25%

At the time these performance-based options were granted, we believed that these performance goals would be highly difficult for our Company to attain as they represent growth well beyond what our competitors in the industry normally achieve and provided our executives with significant incentives to drive the long-term growth of our Company. As of the date of this Proxy Statement, due in large part to macro-economic conditions and the processing system intrusion, which negatively affected our stock price and financial performance, we believe that these performance goals are going to be extraordinarily difficult to attain. For additional information regarding 2008 performance-based stock option awards granted to our named executive officers on August 6, 2008, see “Grants of Plan-Based Awards.”

New Executive Officer Compensation Arrangements in 2009

In light of the challenges facing our Company resulting from the previously announced intrusion of our processing system, the current macro-economic and prevailing market conditions and the significant reduction of equity ownership suffered by our Chief Executive Officer as a result of previously announced forced sales of all of his shares of our common stock through margin calls by his lender, the Compensation Committee retained FW Cook to review and recommend changes to our compensation structure and philosophy. As part of this review, FW Cook examined the overall compensation package of our Chief Executive Officer, Robert O. Carr, in order to identify long-term incentive alternatives to motivate and retain our Chief Executive Officer. FW Cook analyzed chief executive officer compensation practices among our peers as well as examples of extraordinary equity awards to chief executive officers of mid-cap companies granted within the past two years. The peer group of companies used to analyze the cash compensation of our named executive officers for 2009 are identified above within this Compensation Discussion and Analysis, except that Cybersource and Ultimate Software were not included, and, Genpact, GSI Commerce and Microsystems were added to, such peer group. Based on this review, on May 11, 2009, the Compensation Committee approved the equity awards to our Chief Executive Officer and the cash and equity awards to certain of our named executive officers summarized below.

Equity compensation is an integral element of our overall executive compensation program. We believe that equity ownership by our executives will strongly align the interests of our executives with the long-term interests of our stockholders. However, as previously disclosed, Mr. Carr, was forced to dispose of all of his shares of our common stock earlier this year, impairing this desired alignment. Even with the increase in Mr. Carr’s cash compensation in 2008, FW Cook’s analysis also indicated that Mr. Carr’s current cash-based compensation is approximately 45% below the median cash compensation received by chief executive officers of our industry peer group in 2009. Therefore, the Compensation Committee is reviewing and analyzing potential changes to Mr. Carr’s base salary for 2009 with FW Cook.

Our Board of Directors believes that Mr. Carr’s deep understanding of our business and industry, as well as his strong relationship with our commission-only sales force makes Mr. Carr uniquely qualified for the position of our Chief Executive Officer, and that Mr. Carr has contributed significantly to our historically high growth and price-to-earnings multiples and should continue to make such contributions in the future. Under the circumstances, the Board of Directors and Mr. Carr agreed that providing a significant equity component as a one-time grant will have the effect of incentivizing Mr. Carr to achieve strategic corporate goals and drive our long-term performance. This award will also provide an important tool to retain Mr. Carr, who the Board of Directors deems extremely important to our future success.

Specifically, as explained in greater detail below, the majority of shares underlying the equity grant approved by our Compensation Committee will provide a benefit for Mr. Carr only through extraordinary corporate performance, as measured by the price of our common stock. Directly linking the vesting of Mr. Carr’s award to increases in the price of our common stock will provide Mr. Carr with a reward that is commensurate with the results experienced by our stockholders. Mr. Carr and the Board of Directors believe this equity award will better align Mr. Carr’s interests with the long-term interests of our stockholders as compared to any additional cash compensation.

On May 11, 2009, Mr. Carr was granted: (i) an option to purchase up to 1,395,000 shares of our common stock and (ii) 265,000 restricted stock units, under our 2008 Equity Incentive Plan. The exercise price of all of the options is $8.88, which was the fair market value of our common stock (as determined pursuant to our 2008 Equity Plan) on the date of grant. 465,000 of such options and all of the restricted stock units will vest in four equal annual installments beginning on the first anniversary of the grant date, provided that Mr. Carr remains an employee of our Company as of the relevant vesting date. 465,000 of such options will begin to vest only after the closing price of our common stock is $17.76 per share or more and the remaining 465,000 of such options will begin to vest only after the closing price of our common stock is $26.64 per share or more. These performance-contingent portions of the award require that the price hurdle listed above be achieved for 30 consecutive days at any time on or before May 11, 2013 (the final vesting date for such options) for such portions of the award to be eligible for vesting. Once a price per share target is met, the tranche of the performance-contingent options tied to such price target will vest in four equal annual installments, retroactive to the date of grant, provided that Mr. Carr remains an employee of our Company as of the relevant vesting date. We believe that these price per share targets, which were recommended by FW Cook as part of their analysis, represent goals that are both reasonable for which to strive, but difficult to attain since they are two times and three times the fair market value of our common stock on the date of grant, respectively.

In the event of a “change of control” of our Company (as defined in our 2008 Equity Plan), 100 percent of the unvested time-based portion of the award will vest. The unvested portion of the performance-contingent options will vest upon a change of control only to the extent that applicable price per share goals have previously been met or the price is achieved in connection with the transaction. We believe these change of control price targets encourage Mr. Carr to maximize value to our stockholders in connection with a transaction.

According to FW Cook’s analysis, the terms of the equity awards to Mr. Carr discussed above fall within the median to the 75th percentile of the secondary peer group with extraordinary Chief Executive Officer equity awards (including new-hire awards and special one-time awards) if the fair value is measured as a percentage of market cap to normalize size differences.

The equity awards granted to Mr. Carr were granted with the understanding that Mr. Carr will agree to extend his covenant not to compete with us and his covenant not to solicit any of our customers or suppliers following termination of his employment for any reason set forth in his Amended and Restated Employee Confidential Information and Noncompetition Agreement dated May 4, 2007 with us from 12 months to 24 months, except upon a change of control of our Company.

As noted above, FW Cook also reviewed and recommended changes to our compensation philosophy with respect to our other executive officers. As part of this review, FW Cook examined the overall compensation packages of each of the named executive officers in order to identify long-term incentive alternatives to motivate and retain each of our named executive officers and to increase their salaries to competitive levels. A major reason for the recommendations is that the substantial decline in our stock price due to macro-economic conditions and the processing system intrusion had the effect of reducing and/or eliminating the value of our named executive officers’ equity awards. Historically, the equity ownership of our named executive officers was the primary reason that their cash compensation was below the median of their counterparts of our peer group but FW Cook recommended changing the compensation philosophy to provide more cash compensation as well as granting new equity awards to retain and incentivize our named executive officers. The Compensation Committee considered FW Cook’s suggestions for each of the named executive officers and (other than with respect to our Chief Executive Officer) discussed them with our Chief Executive Officer. On May 11, 2009, the Compensation Committee approved the cash and equity compensation to our named executive officers summarized below.

Robert H.B. Baldwin, Jr., President and Chief Financial Officer, was granted: (i) an option to purchase up to 95,300 shares of our common stock at an exercise price of $8.88 per share, which vests in four equal annual installments beginning on May 11, 2010 and expires on May 11, 2014; and (ii) 26,000 restricted stock units with each restricted stock unit representing a contingent right to receive one share of our common stock and which vests in four equal annual installments beginning on May 11, 2010. In addition, Mr. Baldwin’s base salary was increased from $350,000 to $430,000 (effective January 1, 2009), which brings his target cash compensation in 2009 to the median of target cash compensation of executive officers of our peer group of companies with similar titles and job responsibilities.

Sanford C. Brown, Chief Sales Officer, was granted: (i) an option to purchase up to 65,000 shares of our common stock at an exercise price of $8.88 per share, which vests in four equal annual installments beginning on May 11, 2010 and expires on May 11, 2014; and (ii) 15,000 restricted stock units with each restricted stock unit representing a contingent right to receive one share of our common stock and which vests in four equal annual installments beginning on May 11, 2010. In addition, our Chief Executive Officer is considering potential changes to Mr. Brown’s cash compensation and is expected to make a recommendation regarding Mr. Brown’s cash compensation to the Compensation Committee.

Charles H.N. Kallenbach, General Counsel, Chief Legal Officer and Secretary, was granted: (i) an option to purchase up to 40,000 shares of our common stock at an exercise price of $8.88 per share, which vests in four equal annual installments beginning on May 11, 2010 and expires on May 11, 2014; and (ii) 15,000 restricted stock units with each restricted stock unit representing a contingent right to receive one share of our common stock and which vests in four equal annual installments beginning on May 11, 2010. In addition, Mr. Kallenbach’s base salary was increased from $250,000 to $325,000 (effective January 1, 2009), which brings his target cash compensation in 2009 to the median of target cash compensation of executive officers of our peer group of companies with similar titles and job responsibilities.

In each case, if the named executive officer is not employed by us at the relevant vesting date of the options and the restricted stock units granted, the unvested portion of such options and restricted stock units will terminate. All of such options and restricted stock units were granted under our 2008 Equity Incentive Plan. The closing price of our common stock on the date such options and restricted stock units were granted was $8.88. In the event of a change of control of our Company and a named executive officer’s employment upon such change of control is terminated by the Company without cause or by the executive for good reason, 100 percent of the unvested time-based portion of the award will vest for such named executive officer.

Severance: For all of our named executive officers other than Mr. Carr, we have set potential severance payments at one year’s continued payment of wages plus a pro rated bonus in order to run concurrently with our named executive officers’ covenants not to compete with us for 12 months following termination of their employment. As of December 31, 2008, Mr. Carr’s severance payments were based on the same formula as the other named executive officers. In connection with the equity awards granted to Mr. Carr in 2009, it was understood that Mr. Carr would agree to extend his covenant not to compete and his covenant not to solicit customers or suppliers from 12 months after termination of his employment to 24 months after termination of his employment and his potential severance payment would be changed to two year’s continued payment of wages plus a pro rated bonus in order to run concurrently with his covenant not to compete. A condition to our providing such severance payments is our receipt from the executive officer of a release from future claims against the Company. These severance arrangements provide incentive for our executives to comply with their post-employment covenants and grant us the ability to suspend payment if an executive has breached these covenants. Pursuant to the above-described severance arrangements as of December 31, 2008, Mr. Carr would have had an estimated severance payout of $685,797, Mr. Brown would have had an estimated severance payout of $319,355, Mr. Baldwin would have had an estimated severance payout of $535,797, Mr. Sheridan would have had an estimated severance payout of $359,277, and Mr. Kallenbach would have had an estimated severance payout of $385,797.

Stock Ownership Guidelines

The Company has established an expectation that senior executives will maintain ownership of at least 50% of the net after-tax stock and/or stock options they have been granted (on a cumulative basis) to the first $10 million of value, and 75% of any value in excess of $10 million, until such time as their employment with us terminates. These ownership guidelines are designed to further align executive ownership, long-term strategic thinking and compensation programs to our performance and the interests of our stockholders. Our CEO has historically complied with these stock ownership guidelines. However, in the first quarter of 2009, all of the outstanding shares of common stock owned by our CEO were sold in previously announced forced sales. This has caused our CEO to not currently be in compliance with these stock ownership guidelines. Further, while the Company intends to maintain a guideline ownership requirement for officers, the structure and amounts may change in the future.

Budget and Accounting Considerations

In order for this compensation approach to be effective in generating both short- and long-term value to our stockholders, the Board of Directors recognizes the critical role that the operating budget, and our performance relative to that budget, plays. Historically, the Board of Directors, in its review of the annual expense budget, expected to have good visibility as to our profitability during each coming year, and analyzed those results against its own, and the equity market’s, expectations for that profit performance. Then, after a year was completed, if results fell short of those budgeted levels, generally, the variable cash compensation element would likely have been relatively modest, because a significant bonus would have been paid only if quantifiably superior cost management allowed us to exceed our budgeted results. Due to the current macro-economic conditions and expenses incurred in connection with the processing system intrusion, it has become more difficult to predict our profitability, so recently the focus has been less on the budget and profitability and more on subjective criteria such as exhibited leadership, client relationship development, internal development, effectiveness at mitigating adverse developments and macro-economic and prevailing market factors. Additionally, the focus has been on incentivizing and retaining our named executive officers. At the same time, however, named executive officers have a strong incentive to ensure that the appropriate amount of long-term capital investments in infrastructure are made, as one of their most significant wealth opportunities arises from their stock ownership, and recognition that long-term, our stock will not perform unless those ongoing infrastructure investments are made.

For our financial statements, cash compensation is expensed and for our income tax returns, cash compensation is deductible. From the perspective of the named executive officers, such cash compensation is taxable as appropriate for that individual. For equity-based compensation, we do not provide named executive officers with immediately vesting options in order to focus them on their long-term contributions to the Company and on the long-term appreciation in the value of the Company’s stock – although we do provide our Directors with immediately vesting options – and because such immediately vesting options would be expensed entirely on our financial statements when granted. For future vesting options granted to named executive officers, the fair value of such grants is expensed over the vesting period. We provide non-qualified stock options in our grants to named executive officers. Non-qualified stock options provide us with an accounting tax benefit as the fair value of the options are deductible by the Company. Non-qualified stock options provide us with a tax return benefit when the named executive officer exercises such non-qualified stock options. For the named executive officers, non-qualified stock options are generally not taxable until the exercise of such option. The tax impacts of exercises by named executive officers match the tax benefit to us of the exercise. The accounting and tax treatment of compensation pursuant to Internal Revenue Code Section 162(m), FAS 123R, and other applicable rules, is a factor in determining the amounts of compensation for named executive officers.

Summary Compensation Table

The following table shows the compensation paid or to be paid by us, and certain other compensation paid or accrued, during the fiscal years ended December 31, 2008, 2007 and 2006 to our Chief Executive Officer, Chief Financial Officer and each of our three other most highly compensated executive officers, together the “Named Executive Officers.”

Name and Principal Position	Year	Wages ($)		Option Awards ($)			Non-Equity Incentive Plan Compensa- tion ($)(4)		All Other Compensation ($)		Total Compensation ($)
Robert O. Carr Chairman and Chief Executive Officer(1)	2008 2007 2006	$ $ $	450,000 350,000 350,000		— — —		$ $	225,000 109,197 —		$4,718 — —	$ $ $	679,718 459,197 350,000
Robert H.B. Baldwin, Jr. President and Chief Financial Officer(1)	2008 2007 2006	$ $ $	350,000 276,056 260,001	$ $ $	28,018 65,177 81,450	(3) (3) (3)	$ $	175,000 81,117 —		$4,402 — —	$ $ $	557,420 422,350 341,451
Charles H.N. Kallenbach General Counsel and Chief Legal Officer(1,2)	2008 2007	$ $	250,000 190,000	$ $	115,938 161,024	(3) (3)	$ $	125,000 95,000		$3,750 —	$ $	494,688 446,024
Sanford C. Brown Chief Sales Officer	2008 2007 2006	$ $ $	308,558 476,425 219,086	$ $ $	76,327 69,334 23,112	(3) (3) (3)	$	— — 200,000		— — —	$ $ $	384,885 545,759 442,198
Thomas M. Sheridan Chief Portfolio Officer(1)	2008 2007 2006	$ $ $	232,320 225,896 208,000	$ $ $	17,970 108,070 215,333	(3) (3) (3)	$ $	58,080 36,532 —	$ $ $	3,750 7,130 12,000	$ $ $	312,120 377,628 435,333

(1)	Mr. Carr, Mr. Baldwin, Mr. Sheridan and Mr. Kallenbach each also received $3,750 in 2008 as a 401(K) Plan matching contribution, which is included in the column entitled “All Other Compensation” above.
(2)	Mr. Kallenbach was named our General Counsel and Chief Legal Officer on January 2, 2007.
(3)	Represents the dollar amount recognized for financial statement reporting purposes for the year ended December 31, 2008 in accordance with SFAS 123R and, accordingly, may include amounts from options granted in prior years. See the information appearing in footnote 14 to our consolidated financial statements included as part of our Annual Report on Form 10-K for the year ended December 31, 2008, as amended, for certain assumptions made in the valuation of options granted in the years ended December 31, 2007 and 2006.
(4)	Represents annual cash incentive compensation with respect to 2008. See – “Annual Performance-Based Compensation” for an explanation of these payments.

Grants of Plan-Based Awards

The following table lists grants of plan-based awards made to our Named Executive Officers during 2008 and the related total fair value of these awards. Named Executive Officers did not provide cash consideration for the listed awards.

Name	Grant Date	Estimated 2008 Potential Payouts Under Non-Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)		Grant Date Fair Value of Stock and Option Awards (1)
		Thresh-old ($)(5)	Target ($)	Maxi-mum ($)(5)
Robert O. Carr	8/6/2008 —	—	$225,000	—	1,000,000		$22.00		$6,580,000	(2)(3)
Robert H.B. Baldwin, Jr.	8/6/2008 —	—	$175,000	—	350,000		$22.00		$2,303,000	(2)(3)
Charles H.N. Kallenbach	8/6/2008 —	—	$125,000	—	25,000		$22.00		$164,500	(2)(3)
Sanford C. Brown	5/7/2008 8/6/2008 —	—	—	—	4,156 1,766	$ $	25.00 22.00	$ $	23,440 11,620	(4a) (4b)
Thomas M. Sheridan	— —	—	$58,080	—	—		—		—

(1)	Amount represents the total grant date fair value of stock options granted in 2008 as determined under SFAS No. 123R. Under SFAS No. 123R, we estimate the grant date fair value of the stock options using the Black-Scholes valuation model. Our assumption for expected volatility is based on our historical volatility for those option grants whose expected life falls within a period for which we have sufficient historical volatility data related to market trading of our own Common Stock. For those option grants whose expected life is longer than the period for which we have sufficient historical volatility data related to market trading of our own Common Stock, we determine an expected volatility assumption by referencing the average volatility experienced by a group of our public company peers. We estimate the expected life of a stock option based on the simplified method for “plain-vanilla” stock options as provided by the staff of the SEC in Staff Accounting Bulletin 107. The simplified method is used because, at this point, we do not have sufficient historical information to develop reasonable expectations about future exercise patterns. For performance-based stock options, the expected life is estimated based on the average of three possible performance condition outcomes. Our dividend yield assumption is based on actual dividends expected to be paid over the expected life of the stock option. Our risk-free interest rate assumption for stock options granted is determined by using U.S. treasury rates of the same period as the expected option term of each stock option.
(2)	The fair value of each option was $6.58. The fair value of options granted was estimated at the grant date using the following weighted average assumptions:

Expected volatility	35%
Expected life	4.5 years
Expected dividends	1.33%
Risk-free interest rate	3.08%

(3)	In the third quarter of 2008, our Board of Directors approved a performance-based stock option program. Under this program, we granted 2.5 million performance-based stock options to our employees, including those grants to Named Executives dated August 6, 2008 listed in the above table. These stock options were granted to those employees who the Board of Directors determined could have significant impact on successfully integrating the Network Services business, which we acquired in May 2008, and effectively executing our growth plan. These stock options have a five-year term and will vest in equal amounts in 2011, 2012 and 2013 only if as of the relevant vesting date or over the term of the stock options, both of the following performance conditions are achieved:

•	Consolidated net revenue grows at a compound annual rate of at least 15%; and

•	Fully diluted EPS grows at a compound annual rate of at least 25%.

We believe that achieving these performance conditions is not “more likely than not” to occur. therefore, no share-based compensation expense has been recorded for these stock options in 2008. The evaluation of the likelihood of achieving these performance conditions will be repeated quarterly, and at such point that vesting of some or all of the options becomes more likely than not, share-based compensation expense will be recorded.

(4)	The fair values and weighted average assumptions applied in estimating the grant date fair value of each option were as follows:

	(a)	(b)
Expected volatility	36%	37%
Expected life	2.5 years	2.5 years
Expected dividends	1.33%	1.33%
Risk-free interest rate	2.44%	2.71%

(5)	We have not established threshold or maximum payout amounts for our annual performance-based compensation awards. These awards are paid as a percentage of the executive’s target award, determined in the discretion of the Compensation Committee, based on achievement of corporate and individual performance goals. For more information, see “Annual Performance-Based Compensation.”

Outstanding Equity Awards

The following tables set forth information regarding outstanding equity awards held by Named Executive Officers as of December 31, 2008. In the Outstanding Equity Awards table, each outstanding stock option award is listed individually along with the breakout of the number of stock options, which are exercisable and unexercisable. As of December 31, 2008, there were no outstanding stock awards to the Named Executive Officers and the Company had not made any stock awards.

Outstanding Equity Awards at Fiscal Year-End 2008

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Robert O. Carr	125,000	—		$6.25	October 29, 2013
	—	1,000,000	(1)(2)	$22.00	August 6, 2013
Robert H.B. Baldwin, Jr.	302,636	—		$5.00	February 12, 2012
	26,000	—		$6.25	January 16, 2009
	90,000	—		$9.80	February 15, 2010
	2,425	7,275	(3)	$25.64	February 16, 2012
	—	350,000	(1)(4)	$22.00	August 6, 2013
Charles H.N. Kallenbach	12,500	37,500	(5)	$28.25	January 2, 2012
	—	25,000	(1)(6)	$22.00	August 6, 2013
Sanford C. Brown	4,000	—		$5.00	August 18, 2013
	20,000	—		$6.25	January 15, 2014
	1,250	—		$6.25	January 15, 2014
	5,476	—		$7.50	April 16, 2014
	25,848	—		$9.28	August 10, 2014
	34,014	—		$9.80	April 1, 2010
	3,498	—		$11.00	July 14, 2010
	16,910	—		$21.55	December 23, 2010
	5,000	5,000	(7)	$25.50	August 4, 2011
	1,937	5,813	(8)	$25.64	February 16, 2012
	3,042	—		$26.66	September 12, 2010
	4,156	—		$25.00	May 7, 2013
	1,766	—		$22.00	August 6, 2013
Thomas M. Sheridan	172,156	—		$9.28	December 1, 2014
	1,937	5,813	(9)	$25.64	February 16, 2012

(1)	In the third quarter of 2008, our Board of Directors approved a performance-based stock option program. Under this program, we granted 2.5 million performance-based stock options to our employees including those grants to Named Executives dated August 6, 2008 listed in the above table. These are performance-based stock options which were granted to those employees who the Board of Directors determined could have significant impact on successfully integrating the Network Services business, which we acquired in May 2008 and effectively executing our growth plan. These stock options have a five-year term and will vest in equal amounts in 2011, 2012 and 2013 only if over the term of the stock options, both of the following performance conditions are achieved:

•	Consolidated net revenue grows at a compound annual rate of at least 15%; and

•	fully diluted EPS grows at a compound annual rate of at least 25%.

We believe that achieving these performance conditions is not “more likely than not” to occur therefore, no share-based compensation expense has been recorded for these stock options in 2008. The evaluation of the likelihood of achieving these performance conditions will be repeated quarterly, and at such point that vesting of some or all of the options becomes more likely than not, share-based compensation expense will be recorded.

(2)	If and only if the performance conditions identified in (1) above are achieved, 333,330 stock options will become exercisable on May 5, 2011, 333,330 stock options will become exercisable on May 5, 2012, and 333,340 stock options will become exercisable on May 5, 2013.
(3)	2,425 stock options became exercisable on February 16, 2009, 2,425 stock options will become exercisable on February 16, 2010, and 2,425 stock options will become exercisable on February 16, 2011.
(4)	If and only if the performance conditions identified in (1) above are achieved, 116,665 stock options will become exercisable on May 5, 2011, 116,665 stock options will become exercisable on May 5, 2012, and 116,670 stock options will become exercisable on May 5, 2013.
(5)	12,500 stock options became exercisable on January 2, 2009, 12,500 stock options will become exercisable on January 2, 2010, and 12,500 stock options will become exercisable on January 2, 2011.
(6)	If and only if the performance conditions identified in (1) above are achieved, 8,333 stock options will become exercisable on May 5, 2011, 8,333 stock options will become exercisable on May 5, 2012, and 8,334 stock options will become exercisable on May 5, 2013.
(7)	2,500 stock options will become exercisable on August 4, 2009, and 2,500 stock options will become exercisable on August 4, 2010.
(8)	1,937 stock options became exercisable on February 16, 2009, 1,938 stock options will become exercisable on February 16, 2010, and 1,938 stock options will become exercisable on February 16, 2011.
(9)	1,937 stock options became exercisable on February 16, 2009, 1,938 stock options will become exercisable on February 16, 2010, and 1,938 stock options will become exercisable on February 16, 2011.

Option Exercises and Stock Vested for Fiscal Year Ended December 31, 2008

The following table sets forth the number of stock options exercised during 2008 by the Named Executive Officers and the value realized on exercise. There were no stock awards outstanding during 2008.

	Option Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Robert O. Carr	—	—
Robert H.B. Baldwin, Jr.	52,180	$556,761
Charles H.N. Kallenbach	—	—
Sanford C. Brown	20,000	$329,237
Thomas M. Sheridan	29,562	$365,138

Pension Benefits

None of our named executive officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us.

Nonqualified Deferred Compensation

None of our named executive officers participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us.

Potential Payments Upon Termination or Change in Control

In November 2001, Robert O. Carr entered into an employee confidential information and non-competition agreement with us, which was amended and restated on May 4, 2007 and is intended to be amended effective as of May 11, 2009. Subject to Mr. Carr’s compliance with the non-competition, non-solicitation and other covenants to be set forth in the anticipated amendment, his agreement will provide that in the event Mr. Carr is terminated by us for other than cause (as defined in his agreement) or disability (as defined in his agreement), he will be entitled to receive severance pay in an amount equal to the wages that would have been paid to him during a twenty-four month period plus medical benefits for twenty-four months. In the event of a change in control (as defined in his agreement), the amended covenants set forth therein will revert back to twelve months and so does Mr. Carr’s severance. In addition, if Mr. Carr’s employment is terminated by us other than for cause or his employment with us is terminated due to his death, he shall also be entitled to receive a pro rata portion of any annual bonus that he would have been entitled to receive based on the number of days he was employed by us during such year.

In October 2000, Sanford C. Brown entered into an employee confidential information and non-competition agreement with us, which was also amended and restated on May 4, 2007, and on April 4, 2007, Charles H.N. Kallenbach entered into an employee confidential information and non-competition agreement with us. On March 16, 2007, Robert H.B. Baldwin and Thomas M. Sheridan entered into revised confidential information and non-competition agreements with us. Subject to the executive’s compliance with the non-competition, non-solicitation and other covenants set forth therein, all of these agreements provide that in the event these executives are terminated by us for other than cause (as defined in the agreements) or disability (as defined in the agreements), they will be entitled to receive severance pay in an amount equal to the wages that would have been paid to them during a twelve-month period plus medical benefits for twelve months. In addition, if the employment of the executives is terminated by us other than for cause or their employment with us is terminated due to their death, they shall also be entitled to receive a pro rata portion of any annual bonus that they would have been entitled to receive based on the number of days they were employed by us during such year or, if their bonus was payable on a quarterly rather than an annual basis, then they shall be entitled to receive a pro rata portion of any bonus that they would have been entitled to receive for the fiscal quarter in which they were terminated.

In addition, pursuant to the terms of option award agreements, vesting of certain stock options granted to our named executive officers may accelerate upon a change in control of our company and/or upon termination of our named executive officers’ employment without cause at the discretion of the Compensation Committee.

The following table provides a quantitative description of the payments and benefits payable upon termination of employment and/or change in control of our company, assuming a termination date as of December 31, 2008 and payment of a bonus under the agreements at target levels. Estimated stock and option values were calculated assuming the closing price of our common stock on December 31, 2008 of $17.50:

Named Executive Officer	Severance Payment	Estimated Value of Benefits	Bonus			Estimated Value of Acceleration of Vesting of Stock Options		Total
Robert O. Carr Termination of Employment without Cause Termination of Employment due to Death Change in Control	$450,000 NA NA	$10,797 NA NA	$ $	225,000 225,000 NA	(a) (a)	NA NA (b	)	$ $ $	685,797 225,000 -0-
Robert H.B. Baldwin, Jr. Termination of Employment without Cause Termination of Employment due to Death Change in Control	$350,000 NA NA	$10,797 NA NA	$ $	175,000 175,000 NA	(a) (a)	NA NA (c	)	$ $ $	535,797 175,000 -0-
Charles H.N. Kallenbach Termination of Employment without Cause Termination of Employment due to Death Change in Control	$250,000 NA NA	$10,797 NA NA	$ $	125,000 125,000 NA	(a) (a)	NA NA (c	)	$ $ $	385,797 125,000 -0-

Named Executive Officer	Severance Payment	Estimated Value of Benefits	Bonus			Estimated Value of Acceleration of Vesting of Stock Options		Total
Sanford C. Brown Termination of Employment without Cause Termination of Employment due to Death Change in Control	$308,558 NA NA	$10,797 NA NA	$ $	-0- -0- NA		NA NA (c	)	$ $ $	319,355 -0- -0-
Thomas M. Sheridan Termination of Employment without Cause Termination of Employment due to Death Change in Control	$232,320 NA NA	$10,797 NA NA	$ $	116,160 116,160 NA	(a) (a)	NA NA (c	)	$ $ $	359,277 116,160 -0-

(a)	In the event of termination other than for cause or termination due to death, annual bonus would be paid on a pro rata computation based on the number of days the executive was employed by us during such year.
(b)	Executive has no unvested stock options.
(c)	Executive’s unvested stock options value are out of the money.

For additional information on termination payments, see the discussion of “Severance” in the Compensation Disclosure and Analysis section above. Other than as noted, the Company does not provide change of control benefits to its named executive officers.

EXHIBIT B

MARKED PROXY CD&A

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

This compensation discussion and analysis discusses the principles and objectives underlying our executive compensation policies and the most significant factors relevant to an analysis of these policies and provides information about the fiscal year 2008 compensation programs for our named executive officers~~.~~ as well as information concerning new executive officer compensation arrangements approved in 2009.

Compensation Objectives

The primary objective of our compensation program is to provide our named executive officers with strong incentives to drive our growth and profitability, while achieving a successful balance between near-term performance and our long-term success. The Board of Directors and the Compensation Committee observe that while our stock price is not controllable by our management, an incentive structure that encourages superior short-term performance (relative to the industry, and the overall equity market) while also focusing attention on building for long-term growth is ~~the~~ most likely to result in our stock outperforming the broad equity markets, such as the Dow Jones Industrial Average and the S&P 500 over both the near- and long-term. Ultimately, it is that outperformance ~~in~~of the stock (measured as the total return, inclusive of dividends) that is most important to our stockholders and the compensation objectives are thus intended to focus management on that outcome.

The compensation program adopted by the Board of Directors and the Compensation Committee is designed to align individual compensation with our growth and profitability, our near-term performance relative to our industry, our long term success in creating stockholder value, ~~and with~~ the market for our executive talent and the market for securities investment. This is done using a mix of “at risk” annual short-term incentive cash compensation, balanced by performance -based long-term equity incentives.

The factors we consider in setting executive compensation levels are:

1.	Performance (short-term and long-term results against our budgets and established performance objectives);

2.	Overall cost (relative to budget and our overall financial position);

3.	Relative internal value of positions;

4.	Retention factors;

5.	Regulatory ~~constraints and~~ guidelines (for example, Internal Revenue Code Section 162(m)); and

~~5.~~6.	Compensation data regarding an executive’s historical compensation compared to ~~the labor market~~selected comparable companies.

Elements of Compensation

The elements of our compensation program include the following:

•	wages (salary);

•	annual performance-based incentive cash compensation;

•	stock incentive programs (stock options, restricted stock units, etc.); and

•	severance arrangements.

We choose to pay each element, in large part, for the following reasons:

•	Wages: Salary provides ~~a comparatively small amount of~~ guaranteed cash compensation to secure the services of our executive talent.

•

Annual Performance-Based Compensation: Our named executive officers are eligible to receive annual performance-based cash compensation in order to reward and incentivize the short-term financial and operating performance of the Company. Such rewards may be unrelated to share price performance for the applicable period (either absolute or relative), because the equity markets’ performance on a short-term basis can ~~easily~~ diverge significantly from our actual financial and operating performance.

•

Stock Incentive Programs: Providing named executive officers with the opportunity to create significant wealth through stock ownership is viewed as a powerful tool to attract and retain highly qualified executives ~~and~~, to achieve ~~the~~ strong long-term stock price performance~~. Long-term stock incentives~~ and to help align our executives’ interests with our stockholders’ interests ~~and directly motivate executive officers to maximize long-term stockholder value~~.

•

Severance: Named executive officers were provided with severance packages in consideration for delivering to us a non-competition/non-solicitation agreement. We believe the severance package enhances the enforceability of the non-competition/non-solicitation agreement. The Board of Directors believes that such agreements serve to reduce the likelihood that competitors will seek to hire our named executive officers who have significant knowledge about our operations and short- and long-term strategies. New named executive officers may be offered a severance package to the extent that it is a necessary part of the employment offer, recognizing that the new executive is joining a team with members who have such a package. In addition, we believe the severance arrangements provide a valuable retention tool for our named executive officers.

•

Other Benefits: ~~The Board of Directors has concluded that named~~Named executive officers ~~should~~do not ~~be offered~~participate in any ~~special~~ retirement ~~plans, and thus they are offered only participation in~~or pension plan other than our standard 401(~~K~~k) plan~~. Named executive officers’~~ because participation in the long-term appreciation in the value of our stock is expected to provide significant retirement value if we perform. Named executive officers also participate in various medical, dental, life, and disability programs offered by the Company to employees at large.

Determining Executive Compensation

It is the responsibility of the Compensation Committee to administer our compensation programs and practices to ensure that they are in line with our compensation objectives. For the fiscal year ~~2008,~~2008 and again in fiscal year 2009, the Compensation Committee engaged the services of an independent compensation consulting firm, Frederic W. Cook & Co., Inc. (“FW Cook”) to review our compensation structure. FW Cook reports to the Compensation Committee and does not perform any other work for the Company besides advising on executive compensation matters. The Compensation Committee, with FW Cook, developed a peer group of companies, identifying other publicly-traded U.S.-based companies in the “Software and Services” S&P GICS group with a similar size and market value. Based on these objective factors, the peer group of companies used for fiscal year 2008 market comparisons were:

ACI Worldwide	Acxiom	Convergys

CSG Systems	Cybersource	DealerTrak Holdings

Efunds	Euronet Worldwide	Global Cash Access

Global Payments	Jack Henry	Mantech International

Maximus	Moneygram International	Sykes Enterprises

~~TNS~~TSS	Ultimate Software	Verifone Holdings

Wright Express

While ~~FW Cook compared our compensation levels and practices to this peer group, the market analysis was not a significant factor in setting the compensation amounts for~~we do not directly benchmark our named executive officers ~~in 2008 or creating incentive designs.~~’ compensation to the compensation of our peers’ executives, FW Cook’s comparisons and analysis served as a reference point both to examine compensation for 2008 and on which to base changes to compensation figures and programs in 2008 and 2009. In general, peer group comparisons showed that total annual ~~compensation for our named executive officers was below the median relative to the peer group~~cash compensation for each of Robert O. Carr, our Chairman and Chief Executive Officer, and Robert H.B. Baldwin, Jr., our President and Chief Financial Officer, as compared to the executive officers of our peer companies with similar titles and/or job responsibilities was below the median. The findings of the study are set forth in the table below:

Heartland Payment Systems						Peer Group						Percentage Heartland Payment Systems Executives’ 2008 Target Compensation Below the Median
Executive	2008 Actual Wages	2008 Target Bonus		2008 Target Cash Compens- ation		2008 Median Salary		2008 Target Bonus		2008 Target Cash Compen- sation
Robert O. Carr	$450,000	$225,000		$675,000		$550,000		90.0%		$1,040,000		(35.1)%
Robert H.B. Baldwin, Jr.	$350,000	$175,000		$525,000		$412,000		65.0%		$760,000		(30.9)%
Charles H.N. Kallenbach	$250,000	$125,000		$375,000		(b	)	(b	)	(b	)	(b	)
Sanford C. Brown	$308,558	(a	)	(a	)	(b	)	(b	)	(b	)	(b	)
Thomas M. Sheridan	$232,320	$58,080		$290,000		(b	)	(b	)	(b	)	(b	)

(a)	Mr. Brown’s wages were commission-based for 2008.
(b)	Not included in 2008 study.

The following are the elements of 2008 compensation as set by the Compensation Committee:

Wages: ~~Wage increases~~Wages for our named executive officers are generally based on the executive’s ~~performance within~~ specific areas of accountability as well as market competitiveness and budget considerations. ~~Executive~~Robert O. Carr, our Chairman and Chief Executive Officer, and Robert H.B. Baldwin, Jr., our President and Chief Financial Officer are each accountable for the financial performance of the entire Company. Charles H.N. Kallenbach, our General Counsel, Chief Legal Officer and Secretary, is accountable for our compliance with regulatory requirements and legal affairs. Sanford C. Brown, our Chief Sales Officer, is accountable for the Company’s sales and sales force. Mr. Brown’s 2008 wages were determined as a factor of growth in our installed margin, which is defined as estimated net revenues of installed merchants less processing and servicing costs. Installed margin is the measure by which we evaluate our sales performance. Thomas M. Sheridan, our Chief Portfolio Officer, is accountable for the oversight of the performance of our merchant portfolios. Executive officer wages are set at levels that are proportionately higher than other managers~~. The purpose is~~ in our Company to recognize their greater role in our success and additional roles and managerial responsibilities ~~and to attract and retain highly qualified professionals in these positions~~. Our Chief Executive Officer, Robert O. Carr, annually reviews the responsibility and performance of the named executive officers that report to him~~. Mr. Carr~~ and also recommends the wages and annual cash bonuses for the ~~other~~ named executive officers, except for himself, to the Compensation Committee. The Compensation Committee reviews those recommendations and, with any modifications it considers appropriate, approves the wages~~. Executives’ wages are reviewed annually~~ and annual cash bonuses. The Compensation Committee independently assesses the responsibility and performance of ~~Mr. Carr~~our Chief Executive Officer and sets ~~the~~his wages and annual cash bonus ~~amounts for Mr. Carr~~.

In 2008, and based on FW Cook’s analysis of peer group executive compensation, we began to raise base salaries for Mr. Carr and Mr. Baldwin towards, but still lower than, the median level as compared to executives of our peer companies with similar titles and/or job responsibilities. In recognition of Mr. Kallenbach’s effectiveness as our General Counsel, and the increasing importance of that role in our success, Mr. Kallenbach received a salary increase in 2008. While the base salary increases for Mr. Carr and Mr. Baldwin were designed to raise their base compensation toward the peer group median, the actual amount of the increase for each of Mr. Carr and Mr. Baldwin and to our other named executive officers was determined in the discretion of the Compensation

Committee, considering various other factors, including affordability within our budgets and business plans, an executive’s experience and responsibilities, individual performance evaluations, and our Chief Executive Officer’s recommendations (except for his own base salary). For the 2008 fiscal year, the Compensation Committee approved wage increases for our named executive officers as set forth in the table below:

~~Annualized~~Annual Wages~~:~~

Executive	2007 Actual Wages	2008 Actual Wages		2008 Percent Increase
Robert O. Carr	$350,000		$450,000	28.6%
Robert H.B. Baldwin, Jr.	$276,056		$350,000	26.8%
Charles H.N. Kallenbach	$190,000		$250,000	31.6%
Sanford C. Brown	$476,425	$	~~346,405~~308,558	(~~27.3~~35.2	)%(a)
Thomas M. Sheridan	$225,896		$232,320	2.8%

(a)	Mr. Brown’s wages were commission -based for 2007 and for ~~2008, but were converted to salary for 2009.~~2008.

Annual Performance-Based Compensation: We believe that some portion of annual cash compensation for our named executive officers should be “at risk,” i.e. contingent upon successful company and individual performance. Therefore, annual performance-based compensation for named executive officers is tied to overall company performance, extraordinary individual performance, or both. For ~~most executives~~all of our named executive officers, the target bonus is set at 35-50% of their annual wages, and the actual pay-out is determined in the discretion of ~~the CEO~~our Chief Executive Officer, except with respect to his own compensation, and the Compensation Committee based on our financial operating performance and the executive’s individual results ~~(except that the CEO did not determine his own 2008 bonus award). Exceptional performance may result in payment of an annual bonus to an executive that exceeds the executive’s target. The final determination of the amount of an executive’s annual performance bonus is made in the discretion of the Compensation Committee, however, the Company considers individual success using more specific, objective criteria, such as sales results, when those factors are relevant. The Compensation Committee aims to pay bonuses to executives only upon achievement of attainable but ambitious performance in order to provide for a meaningful risk that payments may not be made to the executives. Annual bonuses were in the form of cash during 2008.~~.

Historically, in determining bonus awards for our executives, our Chief Executive Officer and the Compensation Committee review various financial performance measurements in relation to the applicable annual budget for such measurements. Specific measurements used to examine performance may include (i) revenues, (ii) expenses, (iii) operating income and (iv) net income. This review is performed with reference to the applicable budget or budgets for each executive – i.e., the executive’s individual budget, the budget for the executive’s particular business unit, the budget for the business unit or units that report to the executive and/or the Company-wide budget. While specific targets are not set for these performance measures, the Chief Executive Officer and the Compensation Committee will typically require actual performance for a fiscal year to meet budget for the measurements listed above in order to pay bonuses at target levels.

With respect to our Chief Sales Officer, Sanford C. Brown, cash compensation is determined based on our sales and is paid in the form of commission-based wages. For additional information, see the discussion of “Wages” above.

Additionally, when determining executive bonuses, our Chief Executive Officer and the Compensation Committee also consider individual factors, such as an executive’s performance reviews, sales results, individual contributions towards meeting collective performance goals, as well as more subjective factors such as exhibited leadership, client relationship development, internal development, effectiveness at mitigating adverse developments and macro-economic and prevailing market factors. Ultimately, the amount of an executive’s bonus (and whether the executive receives a bonus for a particular fiscal year) is determined in the discretion of the Chief Executive Officer, subject to final determination by the Compensation Committee, and, with respect to the Chief Executive Officer’s bonus, is determined in the discretion of the Compensation Committee.

The relevant budgets and performance measures considered to determine bonuses for our named executive officers are set forth in the table below:

Executive	Reference Budget(s)	Performance Measure(s)
Robert O. Carr	Company-wide	Revenues, expenses, operating income, net income
Robert H.B. Baldwin, Jr.	Company-wide	Revenues, expenses, operating income, net income
Charles H.N. Kallenbach	Legal	Expenses, transaction and litigation outcomes
Sanford C. Brown	N/A	Mr. Brown’s cash compensation is in the form of commission-based wages
Thomas M. Sheridan	Merchant portfolios	Repricing of merchant accounts and managing card processing results

When we set the 2008 goals, we considered them to be ambitious, but attainable and designed to cause incentive payments to reflect meaningful performance requirements. Exceptional performance may result in payment of an annual bonus to an executive that exceeds the executive’s target. In 2008, actual performance results for net revenue exceeded budget, but operating income and net income on a Company-wide basis did not meet budgeted expectations. Our performance relative to the targeted performance levels described was approximately +4.4% for net revenue, (12.3)% for operating income and (7.7)% for net income. The Compensation Committee, however, determined that these results were primarily due to factors and circumstances outside of our executive officers’ control. Particularly, the extent of the significant downturn in macro-economic conditions in the United States that occurred in 2008 was not foreseeable at the time 2008 budgets were prepared and approved. These negative macro-economic and prevailing market conditions negatively impacted our performance for 2008. Furthermore, at the time bonuses for 2008 were determined in 2009, the intrusion of our processing system had been discovered and publicly announced. The intrusion added to the uncertainty regarding our future performance and financial condition caused by the ongoing negative economic conditions. At such time, the Compensation Committee determined that extraordinary efforts and commitment would be required from our executives to deal with the issues raised by the processing system intrusion. In light of these circumstances, and in order to reward our executives for their continued commitment to our Company in uncertain conditions, to incentivize future performance and to help retain valuable executives at a time when we placed an emphasis on consistency and institutional stability, the Compensation Committee determined to pay bonuses to our named executive officers at target levels, notwithstanding our performance for 2008.

The table below sets forth the target bonus and 2008 annual performance -based compensation earned by each named executive officer~~:~~. Annual bonuses were paid in the form of cash during 2008.

Annual Incentive Bonus Information as of December 31, 2008

Executive	2007 Target Bonus		2007 Bonus		2008 Target Bonus			2008 Bonus
Robert O. Carr	$175,000		$109,197		$	~~250,000~~225,000		$	~~250,000~~225,000
Robert H.B. Baldwin, Jr.	$138,028		$81,117			$175,000			$175,000
Charles H.N. Kallenbach	$95,000		$95,000			$125,000			$125,000
Sanford C. Brown	(a	)	(a	)		(a	)		(a	)
Thomas M. Sheridan	$112,948		$36,532			$58,080			$58,080

(a)	Mr. Brown’s compensation was commission based for 2007 and for 2008 and therefore all of his cash compensation ~~was in the form of wages in~~with respect to 2007 and ~~2008.~~2008 is set forth within the table titled “Annual Wages,” above.

Stock Incentive Programs: Equity based compensation is an integral part of our overall compensation program. We believe that stock options and restricted stock units effectively ~~balance the objective of focusing~~focus our executives on increasing long-term value to our stockholders ~~with our objectives of building~~, help to build real ownership, ~~equity value~~ and provide employment retention ~~for the executives~~. These stock-based incentives, which in recent years have consisted solely of stock option and restricted stock unit grants, are based on various factors primarily relating to the responsibilities of the individual officer or employee, ~~their~~his or her past performance, anticipated future contributions and prior option grants. In general, the Compensation Committee bases its decisions to grant stock-based incentives on recommendations of our Chief Executive Officer and the Compensation Committee’s analysis of relevant compensation information, with the intention of keeping the executives’ overall compensation, including the equity component of that compensation, at a competitive level in line with our budgets for the executive’s position and reflective of the executive’s contribution to the Company’s performance. The Compensation Committee also considers the number of shares of common stock outstanding, the number of shares of common stock authorized for issuance under its equity compensation plans, the number and value at various stock prices of options and shares held by the executive officer for whom an award is being considered and the other elements of the officer’s compensation, as well as our compensation objectives and policies described above. As with the determination of base salaries and ~~short term incentive payments~~annual performance-based compensation, the Compensation Committee exercises subjective judgment and discretion ~~in view of~~after taking into account the above criteria.

Awards to named executive officers pursuant to the 2008 Equity Incentive Plan are generally made annually and the grant is usually made on the second full trading day after the most recent financial results are announced, with the price of the grant set as of the close of trading on that second day. Other than the 2008 performance-based stock options described below, Sanford Brown was the only named executive officer to receive an option award in fiscal 2008.

2008 Performance-Based Stock Options. In the third quarter of 2008, our Board of Directors approved a performance-based stock option program under our 2008 Equity Incentive Plan. The purpose of this award was to reward long-term operating success and also the subsequent increase in stockholder value that we ~~expect~~expected such performance would create. Under this program, we granted 2.5 million performance-based stock options to our employees, of which an aggregate of 1.375 million were granted to our named executive officers. These stock options were granted to those employees who the Board of Directors determined could have a significant impact on successfully integrating the Network Services business, which ~~was~~we acquired in May 2008, and effectively executing our growth plan. These stock options have a five-year term and will vest in equal amounts in 2011, 2012 and 2013 only if as of the vesting date or over the term of the stock options, both of the following performance conditions are achieved:

•	Consolidated net revenue grows at a compound annual rate of at least 15%; and

•	Fully diluted EPS grows at a compound annual rate of at least 25%

~~We believe~~At the time these performance-based options were granted, we believed that these performance goals ~~will~~would be highly difficult for ~~the company~~our Company to attain as they represent growth well beyond what our competitors in the industry normally achieve and ~~provide~~provided our executives with significant incentives to drive the long-term growth of our ~~company. For~~Company. As of the date of this Proxy Statement, due in large part to macro-economic conditions and the processing system intrusion, which negatively affected our stock price and financial performance, we believe that these performance goals are going to be extraordinarily difficult to attain. For additional information regarding 2008 performance-based stock option awards granted to our named executive officers on August 6, 2008, see “Grants of Plan-Based Awards.”

New Executive Officer Compensation Arrangements~~.~~ in 2009

In light of the challenges facing our ~~company~~Company resulting from the previously announced ~~security breach and macro~~ intrusion of our processing system, the current macro-economic and prevailing market conditions and the significant reduction of equity ownership suffered by our ~~CEO~~Chief Executive Officer as a result of previously announced forced sales of all of his shares of our common stock through margin calls by his lender, the Compensation Committee ~~has recently~~ retained FW Cook to review and recommend changes to our compensation structure and philosophy. ~~We expect that the review conducted by FW Cook, and the Compensation Committee’s decisions resulting from this review, will be completed during the first half of 2009. It is expected that FW Cook’s review will lead to changes in the manner in which we award, and the amounts of, cash and equity compensation for our executive officers.~~ As part of this review, FW Cook examined the overall compensation package of our Chief Executive Officer, Robert O. Carr, in order to identify long-term incentive alternatives to motivate and retain our Chief Executive Officer. FW Cook analyzed chief executive officer compensation practices among our peers as well as examples of extraordinary equity awards to chief executive officers of mid-cap companies granted within the past two years. The peer group of companies used to analyze the cash compensation of our named executive officers for 2009 are identified above within this Compensation Discussion and Analysis, except that Cybersource and Ultimate Software were not included, and, Genpact, GSI Commerce and Microsystems were added to, such peer group. Based on this review, on May 11, 2009, the Compensation Committee approved the equity awards to our Chief Executive Officer and the cash and equity awards to certain of our named executive officers summarized below.

Equity compensation is an integral element of our overall executive compensation program. We believe that equity ownership by our executives will strongly align the interests of our executives with the long-term interests of our stockholders. However, as previously disclosed, Mr. Carr, was forced to dispose of all of his shares of our common stock earlier this year, impairing this desired alignment. Even with the increase in Mr. Carr’s cash compensation in 2008, FW Cook’s analysis also indicated that Mr. Carr’s current cash-based compensation is approximately 45% below the median cash compensation received by chief executive officers of our industry peer group in 2009. Therefore, the Compensation Committee is reviewing and analyzing potential changes to Mr. Carr’s base salary for 2009 with FW Cook.

Our Board of Directors believes that Mr. Carr’s deep understanding of our business and industry, as well as his strong relationship with our commission-only sales force makes Mr. Carr uniquely qualified for the position of our Chief Executive Officer, and that Mr. Carr has contributed significantly to our historically high growth and price-to-earnings multiples and should continue to make such contributions in the future. Under the circumstances, the Board of Directors and Mr. Carr agreed that providing a significant equity component as a one-time grant will have the effect of incentivizing Mr. Carr to achieve strategic corporate goals and drive our long-term performance. This award will also provide an important tool to retain Mr. Carr, who the Board of Directors deems extremely important to our future success.

Specifically, as explained in greater detail below, the majority of shares underlying the equity grant approved by our Compensation Committee will provide a benefit for Mr. Carr only through extraordinary corporate performance, as measured by the price of our common stock. Directly linking the vesting of Mr. Carr’s award to increases in the price of our common stock will provide Mr. Carr with a reward that is commensurate with the results experienced by our stockholders. Mr. Carr and the Board of Directors believe this equity award will better align Mr. Carr’s interests with the long-term interests of our stockholders as compared to any additional cash compensation.

On May 11, 2009, Mr. Carr was granted: (i) an option to purchase up to 1,395,000 shares of our common stock and (ii) 265,000 restricted stock units, under our 2008 Equity Incentive Plan. The exercise price of all of the options is $8.88, which was the fair market value of our common stock (as determined pursuant to our 2008 Equity Plan) on the date of grant. 465,000 of such options and all of the restricted stock units will vest in four equal annual installments beginning on the first anniversary of the grant date, provided that Mr. Carr remains an employee of our Company as of the relevant vesting date. 465,000 of such options will begin to vest only after the closing price of our common stock is $17.76 per share or more and the remaining 465,000 of such options will begin to vest only after the closing price of our common stock is $26.64 per share or more. These performance-contingent portions of the award require that the price hurdle listed above be achieved for 30 consecutive days at any time on or before May 11, 2013 (the final vesting date for such options) for such portions of the award to be eligible for vesting. Once a price per share target is met, the tranche of the performance-contingent options tied to such price target will vest in four equal annual installments, retroactive to the date of grant, provided that Mr. Carr remains an employee of our Company as of the relevant vesting date. We believe that these price per share targets, which were recommended by FW Cook as part of their analysis, represent goals that are both reasonable for which to strive, but difficult to attain since they are two times and three times the fair market value of our common stock on the date of grant, respectively.

In the event of a “change of control” of our Company (as defined in our 2008 Equity Plan), 100 percent of the unvested time-based portion of the award will vest. The unvested portion of the performance-contingent options will vest upon a change of control only to the extent that applicable price per share goals have previously been met or the price is achieved in connection with the transaction. We believe these change of control price targets encourage Mr. Carr to maximize value to our stockholders in connection with a transaction.

According to FW Cook’s analysis, the terms of the equity awards to Mr. Carr discussed above fall within the median to the 75th percentile of the secondary peer group with extraordinary Chief Executive Officer equity awards (including new-hire awards and special one-time awards) if the fair value is measured as a percentage of market cap to normalize size differences.

The equity awards granted to Mr. Carr were granted with the understanding that Mr. Carr will agree to extend his covenant not to compete with us and his covenant not to solicit any of our customers or suppliers following termination of his employment for any reason set forth in his Amended and Restated Employee Confidential Information and Noncompetition Agreement dated May 4, 2007 with us from 12 months to 24 months, except upon a change of control of our Company.

As noted above, FW Cook also reviewed and recommended changes to our compensation philosophy with respect to our other executive officers. As part of this review, FW Cook examined the overall compensation packages of each of the named executive officers in order to identify long-term incentive alternatives to motivate and retain each of our named executive officers and to increase their salaries to competitive levels. A major reason for the recommendations is that the substantial decline in our stock price due to macro-economic conditions and the processing system intrusion had the effect of reducing and/or eliminating the value of our named executive officers’ equity awards. Historically, the equity ownership of our named executive officers was the primary reason that their cash compensation was below the median of their counterparts of our peer group but FW Cook recommended changing the compensation philosophy to provide more cash compensation as well as granting new equity awards to retain and incentivize our named executive officers. The Compensation Committee considered FW Cook’s suggestions for each of the named executive officers and (other than with respect to our Chief Executive Officer) discussed them with our Chief Executive Officer. On May 11, 2009, the Compensation Committee approved the cash and equity compensation to our named executive officers summarized below.

Robert H.B. Baldwin, Jr., President and Chief Financial Officer, was granted: (i) an option to purchase up to 95,300 shares of our common stock at an exercise price of $8.88 per share, which vests in four equal annual installments beginning on May 11, 2010 and expires on May 11, 2014; and (ii) 26,000 restricted stock units with each restricted stock unit representing a contingent right to receive one share of our common stock and which vests in four equal annual installments beginning on May 11, 2010. In addition, Mr. Baldwin’s base salary was increased from $350,000 to $430,000 (effective January 1, 2009), which brings his target cash compensation in 2009 to the median of target cash compensation of executive officers of our peer group of companies with similar titles and job responsibilities.

Sanford C. Brown, Chief Sales Officer, was granted: (i) an option to purchase up to 65,000 shares of our common stock at an exercise price of $8.88 per share, which vests in four equal annual installments beginning on May 11, 2010 and expires on May 11, 2014; and (ii) 15,000 restricted stock units with each restricted stock unit representing a contingent right to receive one share of our common stock and which vests in four equal annual installments beginning on May 11, 2010. In addition, our Chief Executive Officer is considering potential changes to Mr. Brown’s cash compensation and is expected to make a recommendation regarding Mr. Brown’s cash compensation to the Compensation Committee.

Charles H.N. Kallenbach, General Counsel, Chief Legal Officer and Secretary, was granted: (i) an option to purchase up to 40,000 shares of our common stock at an exercise price of $8.88 per share, which vests in four equal annual installments beginning on May 11, 2010 and expires on May 11, 2014; and (ii) 15,000 restricted stock units with each restricted stock unit representing a contingent right to receive one share of our common stock and which vests in four equal annual installments beginning on May 11, 2010. In addition, Mr. Kallenbach’s base salary was increased from $250,000 to $325,000 (effective January 1, 2009), which brings his target cash compensation in 2009 to the median of target cash compensation of executive officers of our peer group of companies with similar titles and job responsibilities.

In each case, if the named executive officer is not employed by us at the relevant vesting date of the options and the restricted stock units granted, the unvested portion of such options and restricted stock units will terminate. All of such options and restricted stock units were granted under our 2008 Equity Incentive Plan. The closing price of our common stock on the date such options and restricted stock units were granted was $8.88. In the event of a change of control of our Company and a named executive officer’s employment upon such change of control is terminated by the Company without cause or by the executive for good reason, 100 percent of the unvested time-based portion of the award will vest for such named executive officer.

Severance: ~~We~~For all of our named executive officers other than Mr. Carr, we have set potential severance payments ~~to our named executive officers~~ at one year’s continued payment of wages plus a pro rated bonus in order to run concurrently with our named executive officers’ covenants not to compete with us for 12 months following termination of their employment. As of December 31, 2008, Mr. Carr’s severance payments were based on the same formula as the other named executive officers. In connection with the equity awards granted to Mr. Carr in 2009, it was understood that Mr. Carr would agree to extend his covenant not to compete and his covenant not to solicit customers or suppliers from 12 months after termination of his employment to 24 months after termination of his employment and his potential severance payment would be changed to two year’s continued payment of wages plus a pro rated bonus in order to run concurrently with his covenant not to compete. A condition to our providing such severance payments is our receipt from the executive officer of a release from future claims against the Company. These severance arrangements provide incentive for our executives to comply with their post-employment covenants and grant us the ability to suspend payment if an executive has breached these covenants. Pursuant to the above-described severance arrangements~~,~~ as of December 31, 2008, Mr. Carr would have had an estimated severance payout of $~~573,297,~~685,797, Mr. Brown would have had an estimated severance payout of $~~396,495,~~319,355, Mr. Baldwin would have had an estimated severance payout of $~~448,297,~~535,797, Mr. Sheridan would have had an estimated severance payout of $~~301,197,~~359,277, and Mr. Kallenbach would have had an estimated severance payout of $~~323,297.~~385,797.

Stock Ownership Guidelines

The Company has established an expectation that senior executives will maintain ownership of at least 50% of the net after-tax stock and/or stock options they have been granted (on a cumulative basis) to the first $10 million of value, and 75% of any value in excess of $10 million, until such time as their employment with us terminates. These ownership guidelines are designed to further align executive ownership, long-term strategic thinking and compensation programs to our performance and the interests of our stockholders. Our CEO has historically complied with these stock ownership guidelines. However, in the first quarter of 2009, all of the outstanding shares of common stock owned by our CEO were sold in previously announced forced sales. This has caused our CEO to not currently be in compliance with these stock ownership guidelines. Further, while the Company intends to maintain a guideline ownership requirement for officers, the structure and amounts may change in the future.

Budget and Accounting Considerations

In order for this compensation approach to be effective in generating both short- and long-term value to our stockholders, the Board of Directors recognizes the critical role that the operating budget, and our performance relative to that budget, plays. ~~Thus~~Historically, the Board of Directors, in its review of the annual expense budget, ~~expects~~expected to have good visibility as to our profitability during ~~the~~each coming year, and ~~can analyze~~analyzed those results against its own, and the equity market’s, expectations for that profit performance. Then, after ~~the~~a year ~~is complete~~was completed, if results ~~fall~~fell short of those budgeted levels, generally, the variable cash compensation element ~~will~~would likely ~~be~~have been relatively modest, ~~and~~because a significant bonus would ~~be~~have been paid only if quantifiably superior cost management allowed us to exceed our budgeted results. ~~At the same time~~Due to the current macro-economic conditions and expenses incurred in connection with the processing system intrusion, it has become more difficult to predict our profitability, so recently the focus has been less on the budget and profitability and more on subjective criteria such as exhibited leadership, client relationship development, internal development, effectiveness at mitigating adverse developments and macro-economic and prevailing market factors. Additionally, the focus has been on incentivizing and retaining our named executive officers. At the same time, however, named executive officers have a strong incentive to ensure that the appropriate amount of long-term capital investments in infrastructure are made, as one of their most significant wealth ~~opportunity~~opportunities arises from their stock ownership, and recognition that long-term, ~~the~~our stock will not perform unless those ongoing infrastructure investments are made.

For our financial statements, cash compensation is expensed and for our income tax returns, ~~the~~cash compensation is deductible. From the perspective of the named executive officers, such cash compensation is taxable as appropriate for that individual. For equity-based compensation, we do not provide named executive officers with immediately vesting options in order to focus them on their long-term contributions to the Company and on the long-term appreciation in the value of the Company’s stock – although we do provide our Directors with immediately vesting options – and because such immediately vesting options ~~are~~would be expensed entirely on our financial statements when granted. For future vesting options granted to named executive officers, the fair value of such grants is expensed over the vesting period. We provide non-qualified stock options in our grants to named executive officers. Non-qualified stock options provide us with an accounting tax benefit as the fair value of the options are deductible ~~for~~by the Company. Non-qualified stock options provide us with a tax return benefit when the named executive officer exercises such non-qualified stock options. For the named executive officers, non-qualified stock options are generally not taxable until the exercise of such option. The tax impacts of exercises by named executive officers match the tax benefit to us of the exercise. The accounting and tax treatment of compensation pursuant to Internal Revenue Code Section 162(m), FAS 123R, and other applicable rules, is a factor in determining the amounts of compensation for named executive officers.

Summary Compensation Table

The following table shows the compensation paid or to be paid by us, and certain other compensation paid or accrued, during the fiscal years ended December 31, 2008, 2007 and 2006 to our Chief Executive Officer, Chief Financial Officer and each of our three other most highly compensated executive officers, together the “Named Executive Officers.”

Name and Principal Position	Year	Wages ($)		Option Awards ($)			Non-Equity Incentive Plan Compensa- tion ($)(4)		All Other Compensation ($)		Total Compensation ($)
Robert O. Carr Chairman and Chief Executive Officer(1)	2008 2007 2006	$ $ $	450,000 350,000 350,000		— — —		$ $	~~250,000~~225,000 109,197 —		$4,718 — —	$ $ $	~~704,718~~679,718 459,197 350,000
Robert H.B. Baldwin, Jr. President and Chief Financial Officer(1)	2008 2007 2006	$ $ $	350,000 276,056 260,001	$ $ $	28,018 65,177 81,450	(3) (3) (3)	$ $	175,000 81,117 —		$4,402 — —	$ $ $	557,420 422,350 341,451
Charles H.N. Kallenbach General Counsel and Chief Legal Officer(1,2) ~~Chief Legal Officer(1,2)~~	2008 2007	$ $	250,000 190,000	$ $	115,938 161,024	(3) (3)	$ $	125,000 95,000		$3,750 —	$ $	494,688 446,024
Sanford C. Brown Chief Sales Officer	2008 2007 2006	$ $ $	~~346,405~~308,558 476,425 219,086	$ $ $	76,327 69,334 23,112	(3) (3) (3)	$	— — 200,000		— — —	$ $ $	384,885 545,759 442,198
Thomas M. Sheridan Chief Portfolio Officer(~~1,2~~1)	2008 2007 2006	$ $ $	232,320 225,896 208,000	$ $ $	17,970 108,070 215,333	(3) (3) (3)	$ $	58,080 36,532 —	$ $ $	3,750 7,130 12,000	$ $ $	312,120 377,628 435,333

(1)	Mr. Carr, Mr. Baldwin, Mr. Sheridan and Mr. Kallenbach each also received $3,750 in 2008 as a 401(K) Plan matching contribution, which is included in the column entitled “All Other Compensation” above.

(2)	Mr. Kallenbach was named our General Counsel and Chief Legal Officer on January 2, 2007.
(3)	Represents the dollar amount recognized for financial statement reporting purposes for the year ended December 31, 2008 in accordance with SFAS 123R and, accordingly, may include amounts from options granted in prior years. See the information appearing in footnote 14 to our consolidated financial statements included as part of our Annual Report on Form 10-K for the year ended December 31, ~~2008~~2008, as amended, for certain assumptions made in the valuation of options granted in the years ended December 31, 2007 and 2006.
(4)	Represents annual cash incentive compensation with respect to 2008. See – “Annual Performance -Based Compensation” for an explanation of these payments.

Grants of Plan-Based Awards

The following ~~tables list~~table lists grants of plan-based awards made to our Named Executive Officers during 2008 and the related total fair value of these awards. Named Executive Officers did not provide cash consideration for the listed awards.

Name	Grant Date	Estimated 2008 Potential Payouts Under Non-Equity Incentive Plan Awards				All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)		Grant Date Fair Value of Stock and Option Awards (1)
		Thresh-old ($)(5)	Target ~~($)(5)~~ ($)		Maxi-mum ~~($)~~ ($)(5)
Robert O. Carr	8/6/2008 —	—	$	~~250,000~~225,000	—	1,000,000		$22.00		$6,580,000	(2)(3)
Robert H.B. Baldwin, Jr.	8/6/2008 —	—		$175,000	—	350,000		$22.00		$2,303,000	(2)(3)
Charles H.N. Kallenbach	8/6/2008 —	—		$125,000	—	25,000		$22.00		$164,500	(2)(3)
Sanford C. Brown	5/7/2008 8/6/2008 —	—		—	—	4,156 1,766	$ $	25.00 22.00	$ $	23,440 11,620	(4a) (4b)
Thomas M. Sheridan	— —	—		$58,080	—	—		—		—

(1)	Amount represents the total grant date fair value of stock options granted in 2008 as determined under SFAS No. 123R. Under SFAS No. 123R, we estimate the grant date fair value of the stock options using the Black-Scholes valuation model. Our assumption for expected volatility is based on our historical volatility for those option grants whose expected life ~~fall~~falls within a period for which we have sufficient historical volatility data related to market trading of our own Common Stock. For those option grants whose expected life is longer than the period for which we have sufficient historical volatility data related to market trading of our own Common Stock, we determine an expected volatility assumption by referencing the average volatility experienced by a group of our public company peers. We estimate the expected life of a stock option based on the simplified method for “plain-vanilla” stock options as provided by the staff of the SEC in Staff Accounting Bulletin 107. The simplified method is used because, at this point, we do not have sufficient historical information to develop reasonable expectations about future exercise patterns. For performance-based stock options, the expected life is estimated based on the average of three possible performance condition outcomes. Our dividend yield assumption is based on actual dividends expected to be paid over the expected life of the stock option. Our risk-free interest rate assumption for stock options granted is determined by using U.S. treasury rates of the same period as the expected option term of each stock option.

(2)	The fair value of each option was $6.58. The fair value of options granted was estimated at the grant date using the following weighted average assumptions:

Expected volatility	35%
Expected life	4.5 years
Expected dividends	1.33%
Risk-free interest rate	3.08%

(3)	In the third quarter of 2008, our Board of Directors approved a performance-based stock option program. Under this program, we granted 2.5 million performance-based stock options to our employees, including those grants to Named Executives dated August 6, 2008 listed in the above table. These stock options were granted to those employees who the Board of Directors determined could have significant impact on successfully integrating the Network Services business, which we acquired in May 2008, and effectively executing our growth plan. These stock options have a five-year term and will vest in equal amounts in 2011, 2012 and 2013 only if as of the relevant vesting date or over the term of the stock options, both of the following performance conditions are achieved:

•	Consolidated net revenue grows at a compound annual rate of at least 15%; and

•	Fully diluted EPS grows at a compound annual rate of at least 25%.

We believe that achieving these performance conditions is not “more likely than not” to occur. therefore, no share-based compensation expense has been recorded for these stock options in 2008. The evaluation of the likelihood of achieving these performance conditions will be repeated quarterly, and at such point that vesting of some or all of the options becomes more likely than not, share-based compensation expense will be recorded.

(4)	The fair values and weighted average assumptions applied in estimating the grant date fair value of each option were as follows:

	(a)	(b)
Expected volatility	36%	37%
Expected life	2.5 years	2.5 years
Expected dividends	1.33%	1.33%
Risk-free interest rate	2.44%	2.71%

(5)	We have not established threshold or maximum payout amounts for our annual performance-based compensation awards. These awards are paid as a percentage of the executive’s target award, determined in the discretion of the Compensation Committee, based on achievement of corporate and individual performance goals. For more information, see “Annual Performance-Based Compensation.”

Outstanding Equity Awards

The following tables set forth information regarding outstanding equity awards held by Named Executive Officers as of December 31, 2008. In the ~~Options~~Outstanding Equity Awards table, each outstanding stock option award is listed individually along with the breakout of the number of stock options, which are exercisable and unexercisable. As of December 31, 2008, there were no outstanding stock awards to the Named Executive Officers and the Company ~~has~~had not made any stock awards.

Outstanding Equity Awards at Fiscal Year-End 2008

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Robert O. Carr	125,000	—		$6.25	October 29, 2013
	—	1,000,000	(1)(2)	$22.00	August 6, 2013
Robert H.B. Baldwin, Jr.	302,636	—		$5.00	February 12, 2012
	26,000	—		$6.25	January 16, 2009
	90,000	—		$9.80	February 15, 2010
	2,425	7,275	(3)	$25.64	February 16, 2012
	—	350,000	(1)(4)	$22.00	August 6, 2013
Charles H.N. Kallenbach	12,500	37,500	(5)	$28.25	January 2, 2012
	—	25,000	(1)(6)	$22.00	August 6, 2013
Sanford C. Brown	4,000	—		$5.00	August 18, 2013
	20,000	—		$6.25	January 15, 2014
	1,250	—		$6.25	January 15, 2014
	5,476	—		$7.50	April 16, 2014
	25,848	—		$9.28	August 10, 2014
	34,014	—		$9.80	April 1, 2010
	3,498	—		$11.00	July 14, 2010
	16,910	—		$21.55	December 23, 2010
	5,000	5,000	(7)	$25.50	August 4, 2011
	1,937	5,813	(8)	$25.64	February 16, 2012
	3,042	—		$26.66	September 12, 2010
	4,156	—		$25.00	May 7, 2013
	1,766	—		$22.00	August 6, 2013
Thomas M. Sheridan	172,156	—		$9.28	December 1, 2014
	1,937	5,813	(9)	$25.64	February 16, 2012

(1)	In the third quarter of 2008, our Board of Directors approved a performance-based stock option program. Under this program, we granted 2.5 million performance-based stock options to our employees including those grants to Named Executives dated August 6, 2008 listed in the above table. These are performance-based stock options which were granted to those employees who the Board of Directors determined could have significant impact on successfully integrating the Network Services business, which we acquired in

May 2008 and effectively executing our growth plan. These stock options have a five-year term and will vest in equal amounts in 2011, 2012 and 2013 only if over the term of the stock options, both of the following performance conditions are achieved:

•	Consolidated net revenue grows at a compound annual rate of at least 15%; and

•	~~and Fully~~fully diluted EPS grows at a compound annual rate of at least 25%.

~~Management believes~~We believe that achieving these performance conditions is not “more likely than not” to occur therefore, no share-based compensation expense has been recorded for these stock options in 2008. The evaluation of the likelihood of achieving these performance conditions will be repeated quarterly, and at such point that vesting of some or all of the options becomes more likely than not, share-based compensation expense will be recorded.

(2)	If and only if the performance conditions identified in (1) above are achieved, 333,330 stock options will become exercisable on May 5, 2011, 333,330 stock options will become exercisable on May 5, 2012, and 333,340 stock options will become exercisable on May 5, 2013.
(3)	2,425 stock options became exercisable on February 16, 2009, 2,425 stock options will become exercisable on February 16, 2010, and 2,425 stock options will become exercisable on February 16, 2011.
(4)	If and only if the performance conditions identified in (1) above are achieved, 116,665 stock options will become exercisable on May 5, 2011, 116,665 stock options will become exercisable on May 5, 2012, and 116,670 stock options will become exercisable on May 5, 2013.
(5)	12,500 stock options became exercisable on January 2, 2009, 12,500 stock options will become exercisable on January 2, 2010, and 12,500 stock options will become exercisable on January 2, 2011.
(6)	If and only if the performance conditions identified in (1) above are achieved, 8,333 stock options will become exercisable on May 5, 2011, 8,333 stock options will become exercisable on May 5, 2012, and 8,334 stock options will become exercisable on May 5, 2013.
(7)	2,500 stock options will become exercisable on August 4, 2009, and 2,500 stock options will become exercisable on August 4, 2010.
(8)	1,937 stock options became exercisable on February 16, 2009, ~~1,937~~1,938 stock options will become exercisable on February 16, 2010, and 1,938 stock options will become exercisable on February 16, 2011.
(9)	1,937 stock options became exercisable on February 16, 2009, ~~1,937~~1,938 stock options will become exercisable on February 16, 2010, and 1,938 stock options will become exercisable on February 16, 2011.

Option Exercises and Stock Vested for Fiscal Year Ended December 31, 2008

The following table sets forth the number of stock options exercised during 2008 by the Named Executive Officers and the value realized on exercise. There were no stock awards outstanding during 2008.

	Option Awards
Name	Number of Shares Acquired on Exercise ___(#) __	Value Realized on Exercise ($)
Robert O. Carr	—	—
Robert H.B. Baldwin, Jr.	52,180	$556,761
Charles H.N. Kallenbach	—	—
Sanford C. Brown	20,000	$329,237
Thomas M. Sheridan	29,562	$365,138

Pension Benefits

None of our named executive officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us.

Nonqualified Deferred Compensation

None of our named executive officers participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us.

Potential Payments Upon Termination or Change in Control

In November 2001, Robert O. Carr entered into an employee confidential information and non-competition agreement with us, which was amended and restated on May 4, ~~2007.~~ 2007 and is intended to be amended effective as of May 11, 2009. Subject to Mr. Carr’s compliance with the non-competition, non-solicitation and other covenants to be set forth in the anticipated amendment, his agreement will provide that in the event Mr. Carr is terminated by us for other than cause (as defined in his agreement) or disability (as defined in his agreement), he will be entitled to receive severance pay in an amount equal to the wages that would have been paid to him during a twenty-four month period plus medical benefits for twenty-four months. In the event of a change in control (as defined in his agreement), the amended covenants set forth therein will revert back to twelve months and so does Mr. Carr’s severance. In addition, if Mr. Carr’s employment is terminated by us other than for cause or his employment with us is terminated due to his death, he shall also be entitled to receive a pro rata portion of any annual bonus that he would have been entitled to receive based on the number of days he was employed by us during such year.

In October 2000, Sanford C. Brown entered into an employee confidential information and non-competition agreement with us, which was also amended and restated on May 4, 2007, and on April 4, 2007, Charles H.N. Kallenbach entered into an employee confidential information and non-competition agreement with us. On March 16, 2007, Robert H.B. Baldwin and Thomas M. Sheridan entered into revised confidential information and non-competition agreements with us. Subject to the executive’s compliance with the non-competition, non-solicitation and other covenants set forth therein, all of these agreements provide that in the event these executives are terminated by us for other than cause (as defined in the agreements) or disability (as defined in the agreements), they will be entitled to receive severance pay in an amount equal to the wages that would have been paid to them during a twelve-month period plus medical benefits for twelve months. In addition, if the employment of the executives is terminated by us other than for cause or their employment with us is terminated due to their death, they shall also be entitled to receive a pro rata portion of any annual bonus that they would have been entitled to receive ~~computed~~ based on the number of days they were employed by us during such year or, if their bonus was payable on a quarterly rather than an annual basis, then they shall be entitled to receive a pro rata portion of any bonus that they would have been entitled to receive for the fiscal quarter in which they were terminated.

In addition, pursuant to the terms of option award agreements, vesting of certain stock options granted to our named executive officers may accelerate upon a change in control of our company and/or upon termination of our named executive officers’ employment without cause at the discretion of the Compensation Committee.

The following table provides a quantitative description of the payments and benefits payable upon termination of employment and/or change in control of our company, assuming a termination date as of December 31, 2008 and payment of a bonus under the agreements at target levels. Estimated stock and option values were calculated assuming the closing price of our common stock on December 31, 2008 of $17.50:

Named Executive Officer	Severance Payment	Estimated Value of Benefits	~~Pro Rata~~ Bonus			Estimated Value of Acceleration of Vesting of Stock Options		Total
Robert O. Carr Termination of Employment without Cause Termination of Employment due to Death Change in Control	$450,000 NA NA	$10,797 NA NA	$ $	~~112,500~~225,000 ~~112,500~~225,000 NA	(a) (a)	NA NA (b	)	$ $ $	~~573,297~~685,797 ~~112,500~~225,000 -0-
Robert H.B. Baldwin, Jr. Termination of Employment without Cause Termination of Employment due to Death Change in Control	$350,000 NA NA	$10,797 NA NA	$ $	~~87,500~~175,000 ~~87,500~~175,000 NA	(a) (a)	NA NA (c	)	$ $ $	~~448,297~~535,797 ~~87,500~~175,000 -0-

Named Executive Officer	Severance Payment		Estimated Value of Benefits	~~Pro Rata~~ Bonus			Estimated Value of Acceleration of Vesting of Stock Options		Total
Charles H.N. Kallenbach Termination of Employment without Cause Termination of Employment due to Death Change in Control		$250,000 NA NA	$10,797 NA NA	$ $	~~62,500~~125,000 ~~62,500~~125,000 NA	(a) (a)	NA NA (c	)	$ $ $	~~323,297~~385,797 ~~62,500~~125,000 -0-
Sanford C. Brown Termination of Employment without Cause Termination of Employment due to Death Change in Control	$	~~346,405~~308,558 NA NA	$10,797 NA NA	$ $	~~77,140 77,140~~ NA	~~(a)~~-0- ~~(a)~~-0-	NA NA (c	)	$ $ $	~~434,342~~319,355 ~~77,140~~-0- -0-

Thomas M. Sheridan Termination of Employment without Cause Termination of Employment due to Death Change in Control		$232,320 NA NA	$10,797 NA NA	$ $	~~58,080~~116,160 ~~58,080~~116,160 NA	(a) (a)	NA NA (c	)	$ $ $	~~301,197~~359,277 ~~58,080~~116,160 -0-

(a)	In the event of termination ~~without~~other than for cause or termination due to death, annual bonus would be paid on a pro rata computation based on the number of days the executive was employed by us during such year.
(b)	Executive has no unvested stock options.
(c)	Executive’s unvested stock options value are out of the money.

For additional information on termination payments, see the discussion of “Severance” in the Compensation Disclosure and Analysis section above. Other than as noted, the Company does not provide change of control benefits to its named executive officers.

EXHIBIT C

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS

HEARTLAND PAYMENT SYSTEMS, INC.

Hard copies of Heartland Payment Systems, Inc.’s (the “Company”) Proxy Statement and Annual Report to security holders in connection with the Company’s 2009 Annual Meeting of Stockholders (the “Annual Meeting”) are being mailed to stockholders of record as of the close of business on May 29, 2009. The Company’s Proxy Statement and Annual Report to security holders are also available at our investor relations website at www.heartlandpaymentsystems.com.

The Annual Meeting will be held at the Nassau Inn, 10 Palmer Square, Princeton, NJ 08540, on Tuesday, July 28, 2009 at 10:30 a.m. (local time). The accompanying Proxy Statement has information regarding the matters intended to be acted upon at the Annual Meeting.